SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

Gafisa S.A.

December 31, 2010

Gafisa S.A.

Financial statements

December 31, 2010

Contents

Management report	1

Audited financial statements

Balance sheet	7
Income statement	9
Statement of changes in equity	10
Cash flow statement	11
Statement of value added	13
Notes to the separate and consolidated financial statements	14

2010 Management Report - Gafisa

Message from the Management, Overview of the Company and Comments on the Economic Context

The Brazilian macroeconomic scenario continued to be extremely positive throughout 2010, with a GDP growth of 7.5%. The highlights were the continuing fall in the unemployment rate – which reached a milestone, standing below 6% - and the increase in the real wages of workers, in the offer of credit and in the consumer confidence, in addition to the renewal of federal incentives to the real estate sector, among other factors, which did and shall continue to benefit the Company and the sector.

Despite that the effects of the rapid economic growth have put at risk the control over inflation, which is estimated to stand between 5% and 6% in 2011, the Central Bank has been firm in its acts, in the sense of preventing any significant deviation that may impact the country’s economic stability. Therefore, the base interest rate (SELIC) is expected to reach 12.25% per year until the end of this year, a level that we believe that shall not impact the housing demand. Surveys conducted by Data Popular at the end of 2010 indicated an intention to purchase 9.1 million residential properties in the following 12 months, almost double the intentions indicated in the survey conducted at the end of 2008.

We understand that the federal government continues to be strongly committed to extend the Minha Casa Minha Vida – MCMV (my house, my life) program through 2014. The recent announcement of the reduction in the MCMV2 budget for 2011 was only a postponement of a portion of the program’s disbursement until the following years, once the total budget did not change.

The performance of Caixa Econômica Federal (CEF) as the main provider of real estate financing in the country continues strong, having posted R$ 6 billion in excess of its initial plan of financing R$ 70 billion in 2010, much above the R$ 47 billion for 2009. The balance of financing through FGTS is in excess of R$ 83 billion for 2010, a 67% increase as compared to the prior year. Concurrently, financing using funds from savings had an increase of 65% in relation to 2009, reaching R$ 56 billion. We also noted the increasing participation of other institutions, such as Banco do Brasil, also authorized to participate in the MCMV program, which recorded a loan portfolio amounting to R$ 3 billion in December 2010. We also point out that the financing indexed to the TR has low correlation with the increases in the SELIC rate, not exerting significant impacts on the sector or on the adjustment to the installments of borrowers.

The sum of all of these factors contributed to a significant improvement in the sector’s demand after the recovery which began in 2009, enabling Gafisa to launch R$ 4.5 billion, 95% on that year, with sales of R$ 4 billion and net revenue of R$ 3.7 billion, both 23% up on 2009. The adjusted EBITDA margin rose from 17.5% in 2009 to 20.1% in 2010, and the annual net income amounted to R$ 416.1 million, 309% up on last year.

In recent years, the Company has consolidated its presence in the main regions of the country, a result of the process for geographical expansion mainly undertook between 2005 and 2008, and it is currently operating in 136 cities, and in 22 of the 26 states of the country, in addition to the Federal District. This process comes with a great learning, and we now believe to be well positioned to continue to reap the benefits from the growth potential of the entire Brazilian real estate market.

Gafisa will continue to develop all of its three brands (Gafisa, Tenda and AlphaVille) in the markets where it operates, maximizing the sales of its differentiated portfolio, which ranges from low income to high standard developments. The Gafisa brand, targeted at the medium and high income customers, had a large share in the results for 2010, launching R$ 2.2 billion (70% higher on 2009), and being responsible for almost half of the sales for the year. An important milestone for Gafisa was the delivery of its venture number one thousand, an evidence of its experience and capacity of conducting construction businesses.

AlphaVille, focused on the development and sale of residential lots, launched 15 new ventures in 2010, and increased its presence in new metropolitan areas. As a result, the brand is already present in 64 cities and 24 states, and the fast rate of sales continues to be a rule in all launches. The Company expects that this segment has a share increasingly relevant in its portfolio, once the residential condominiums shall be each day more present in the country. In April 2010, Gafisa increased its share in the capital of Alphaville from 60% to 80%, and we expect to complete the acquisition of the remaining 20% between the end of 2011 and beginning of 2012.

Tenda, our brand targeted at the low income segment, and which sales prices are among the lowest in the market, continues well positioned to meet the Brazilian housing deficit through the Minha Casa, Minha Vida (my house, my life - MCMV) program – which is in its second phase and has the objective of delivering over 2 million popular houses until 2014. In 2010, Tenda almost multiplied by four the number of units sold with the financing of Caixa Econômica Federal (CEF), the main bank of the MCMV program, reaching over 22 thousand units, which also enabled the number of transfer to almost double to approximately 10 thousand units in the year. The good relationship of Tenda with CEF, which position us among the companies with the best performances in the MCMV program, was only possible because of the improvements in the internal processes of both organizations. We also point out that from the first half of 2011 until the end of the second half, we expect to deliver most of the units relating to old projects of Tenda, which have lower margins and are financed with own funds. In addition to this, we mention the introduction of new construction technologies, such as the use of aluminum frames, and the continuous dedication to optimize key business processes, which enables us to expect improvements in the operating and financial results of this activity.

Human Resources

The Company ended the year with 5,350 own employees, of which 2,905 work at Gafisa, 2,192 at Tenda, and 253 at AlphaVille. In addition, we have an increasing number of outsourced employees, the number of such employees indicated in the following table having being estimated at the end of 2010, in relation to all of the group companies.

Such estimate is made based on the number of people allocated to the construction works in progress, in their different phases, and in each region of the country. The services usually provided comprise the following activities: (i) building of the structure; (ii) electric and hydraulic installations; (iii) brickwork; (iv) foundation equipment; (v) façade; (vi) painting:

REGION	OUTSOURCED EMPLOYEES
CENTER WEST/NORTH	5,431
NORTHEAST	9,146
RIO DE JANEIRO	5,684
SÃO PAULO	9,759
SOUTH	3,515
TOTAL	33,535

Investments

In 2010, the Company invested R$ 84.3 million, 87% up on R$ 45.1 million invested in 2009. Most of these funds were invested in sales stands, followed by IT hardware and software, and aluminum frames, which represent a technological innovation in the construction process of Tenda, thus enabling us to reduce the construction cycle and increase the productive efficiency of the Company.

Research and Development

Gafisa, with the objective of exercising its leading role, has since 2006 an area named Operations and Technology Development (DOT), which main focus is the search for technological innovation and process improvements that bring competitive market advantage. In order to approve a development project it is necessary analyze if the project will:

- enhance the quality perceived by the customer;

- reduce the construction period;

- reduce cost;

At present, DOT is composed of ten professionals who also use the resources allocated to all areas of the company in order to implement and provide feedback to development projects. Such structure requires an investment of approximately R$ 1 million per year.

Administrative Restructuring

In May 2010, the share of Equity International LLC was reduced, confirming Gafisa’s position as a diluted capital company.

On September 9, changes were made in the composition of the Board of Directors to reflect this new reality. The board members Gary R. Garrabrant and Thomas J. Mcdonald, representatives of Equity International, were substituted by Renato Albuquerque, co-founder of AlphaVille, and Wilson Amaral, CEO of Gafisa. Therefore, the Company now has five independent numbers, or 83% of its members of the Board of Directors, a level above the 20% required by the Novo Mercado listing rules of Bovespa. On November 8, Caio Racy Mattar, a member of the Board of Directors since February 2006, took the Chairman position.

On February 7, 2011, the Company announced the expansion of its Executive Board and the appointment of Sandro Gamba as Superintendent of Real Estate Development. This 35-old executive has been working in Gafisa for over 15 years, having recently been responsible for the business development of Gafisa and Tenda in the São Paulo region, where he gained large corporate experience by following up the growth of the most important region for the company. On the same date the Company also announced that Luiz Carlos Siciliano, who is 46 years old, was appointed as Superintendent of Sales and Marketing, a recently created position. Mr. Siciliano brings to his new job at Gafisa considerable experience in sales and marketing gained in the Company and in his past professional experiences.

Synergies

Throughout 2010, we took an important step towards the integration of our brands, having Gafisa, AlphaVille and Tenda centralized and operating into the SAP platform, speeding up processes, standardizing information and reducing costs.

We have also increased the share of our internal sales team, which enabled us to reduce the selling expenses of our units:

Own sales

Our own sales team was responsible for 59% of sales in 2010 in the regions that it covers. We believe that the internal team assures our speed and excellence in sales.

Online sales

Sales originated from the internet in 2010 contributed to 14% of our sales in Rio de Janeiro and São Paulo, regions where we have online service. We noted a strong growth in the search for real estate on the internet, and we are ready to meet this demand.

New products and services

Gafisa is at present working in the standardization of aluminum frames (windows, doors, edge protection, and gates) with the objective of purchasing in scale in view of the high volume of our construction works. This project also aims at studying the possibility of adopting in our developments windows larger than the required by Law, so that our customers have more comfort from better ventilation and lighting in apartments, without the need of using energy.

Another investment was in the use of prefabricated structure in the basement building, aiming at obtaining support from industry to our sites, reducing the construction period and improving our controls.

Gafisa is also testing in a pilot construction the use of a prefabricated façade of still frame, which will enable the façade to be manufactured while the structure is built, and when the latter is ready, it shall only be assembled. It will allow us to reduce the construction time and decrease the use of labor in the façade building – solving issues that we have faced in view of the strong market growth.

Environmental protection

For each project to be launched there is a different approval dynamics, and several authorizations are required by the proper authorities, including environmental ones, once each municipality follows a specific land use regulations, and in many times their own environmental legislation. In this context, AlphaVille has a fundamental role, as it contributes to the regulation of many municipalities that do not require important licenses, raising the standard and getting a closer relationship with such authorities.

At each beginning of the project, a complete research is conducted about the city’s legislation, so that the Company may operate within its own standards, always considering and abiding by the local environmental legislation in the preparation of the Environmental Impact Study.

In order to assure the performance of the commitments assumed in the licensing process and minimize the environmental impacts, AlphaVille created in 2008 the environmental management, which is, among other things, responsible for providing advisory on environmental licensing and monitoring construction works, mainly with the engineers in charge.

In 2010, giving continuity to the improvement of internal processes, the Company purchased environmental management software and started to store data of all stages of each venture, from the licensing from proper authorities to the construction. Information such as hiring, agreements, costs and compliance with conditions are fed to the software. Therefore we created an easily accessible database, which will facilitate the preparation and setting of controls and goals. The objective is to implement over the next years an Environmental Management System in the Company and, in this process, the employees will be trained to use and maintain (feed with data) this system.

Dividends, Shareholders' Rights and Share Data

Pursuant to the provisions of the Brazilian Corporate Law and the Company’s Bylaws, the owners of shares issued by Gafisa S/A are entitled to receive dividends or other distributions related to such shares in the proportion of their interest in the capital stock.

According the terms of Article 36, Paragraph 2 (b) of the Bylaws, the net income for the year, calculated after the deductions prescribed in the Bylaws and adjusted as provided in Article 202 of the Brazilian Corporate Law, shall have 25% of its balance allocated to the payment of mandatory dividends to all shareholders of the Company.

Accordingly, in 2010 we declared R$ 98.8 million in dividends, payable in 2011, after approval at the Annual Shareholders’ Meeting, a growth of 95% on the prior year.

On February 23, 2010, Gafisa carried out the split of its shares at the ratio of one to two, in order to make them more accessible to the society. For the same purpose, in October Gafisa hired Banco Itaú as market maker, aiming at increasing even more the liquidity of its shares.

The Company, which has diluted capital, continues to be the only Brazilian construction company to have its shares traded on the New York Stock Exchange, and has the most liquid share in the sector. In 2010, we reached an average daily trading volume of R$ 53.0 million at BM&FBovespa, in addition to an amount equivalent to approximately R$ 55.7 million at NYSE, totaling R$ 108.7 million in daily average volume.

In the year, the Bovespa index was practically stable, with an increase of 1.04%, and the Company’s shares closed the year with a quoted price at R$ 12.04 (GFSA3) and US$ 14.53 (GFA) after the 2:1 split, which represents a devaluation of 14.7% and 10,2%, respectively, as compared to the closing price in 2009.

We also inform that the Company is bound upon arbitration in the market's arbitration chamber, according to the covenant included in its Bylaws.

Perspectives

With the successful bond and share issues in 2010, which resulted in the funding of R$ 1.4 billion, to be added by a positive cash inflow expected from the third quarter of 2011, the Company is very well positioned to expand its business volume, at the same time that we intend to take our capital structure to a healthy Net Debt/Shareholders’ Equity ratio below 60% at the end of the year.

Our guidance on launches for 2011, between R$ 5 billion and R$ 5.6 billion, reflects this expectation of increase in business volume. In relation to our profitability, we expect adjusted EBTIDA margins for the year between 18% and 22%, the expectation for the first half standing between 13% and 17% and for the second half between 20% and 24%. This margin difference between half-year periods is explained by: i) the reduction in revenue in view of the drop in launches in 2009 as compared to 2008 (R$2,3bi in 2009 x R$4,2bi in 2008) giving rise to a lower recognition of revenue from construction in progress with effect on the dilution of fixed costs; ii) delivery of products with lower margins in  Tenda in view of the lack of standardization of older products, and in Gafisa, because of the deviation of costs in the process for geographical expansion and in the projects in Rio de Janeiro; iii) possible discounts in finished units not yet sold related to launches in 2008 and prior years.

 Gafisa will divulge on extraordinarily basis this guidance on Net Debt/Shareholders” Equity, which shall stand under 60% at the end of the year. We find important to disclose this additional guidance to the market mainly because of the positive development of the operating cash generation of the Company over the year, which as previously mentioned, shall be positive from the third quarter of 2011.

Relationship with Auditors

The policy on contracting services unrelated to external audit from our independent auditors is based on principles that preserve the autonomy of the independent auditor.  These internationally accepted principles consist of the following:  (a) an auditor cannot audit its own work; (b) an auditor cannot serve a management function in its client; and (c) an auditor shall not promote the interests of its clients. In this sense, in 2010 our auditors only carried out works related to the audit of financial statements.

Main Operational and Financial Indicators

As previously mentioned, 2010 was a very positive year for both Gafisa and Brazil; however, the country suffered a great tragedy in February 2011, when heavy rains caused an utter devastation in the mountain region of Rio de Janeiro. We were glad to work with other major construction companies and help to build new houses for those that were at great loss. We take this episode as a reminder of our social responsibility towards the society.

We thank all of our clients, shareholders, suppliers, collaborators and other stakeholders, and wish an excellent 2011.

A free translation from Portuguese into English of individual financial statements prepared in accordance with accounting practices adopted in Brazil and consolidated financial statements prepared in accordance with IFRS applicable to Brazilian real statement development entities, as approved by the Accounting Pronouncements Committee (CPC), Brazilian Securities and Exchange Commission (CVM) and Federal Accounting Council (CFC) also with accounting practices adopted in Brazil.

Gafisa S.A.

Balance sheet

December 31, 2010

(In thousands of Brazilian Reais)

		Company			Consolidated
	Note	2010	2009	01/01/2009	2010	2009	01/01/2009
			(restated)	(restated)		(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	4	66,092	44,445	50,830	256,382	292,940	191,443
Marketable securities	4	491,295	729,034	121,297	944,766	1,131,113	414,059
Trade accounts receivable, net	5	1.039,549	911,333	785,025	3,158,074	2,008,464	1,254,594
Properties for sale	6	653,996	604,128	778,203	1,568,986	1,332,374	1,695,130
Other accounts receivable	7	576,236	245,246	278,110	178,305	108.791	182,775
Prepaid expenses and other	-	12,480	16,852	28,080	21,216	18,766	38,700
Total current assets		2,839,648	2,551,038	2,041,545	6,127,729	4,892,448	3,776,701

Non-current assets
Trade accounts receivables, net	5	699,551	696,953	189,890	2,113,314	1,768,182	863,950
Properties for sale	6	227,894	134,273	182,919	498,180	416,083	333,846
Deferred income tax and social contribution	16	141,037	138,056	100,745	337,804	281,288	190,252
Other accounts receivable	7	130,066	64,028	63,570	181,721	117,546	114,440
		1,198,548	1,033,310	537,124	3,131,019	2,583,099	1,502,488

Investments in subsidiaries	8	2,918,659	2,099,385	1,380,558	-	-	-
Property, plant and equipment	-	38,474	22,842	15,052	80,852	56,476	50,348
Intangible assets	9	9,942	9,598	5,028	209,954	204,686	213,155
		2,967,074	2,131,825	1,400,638	290,806	261,162	263,503

Total non-current assets		4,165,622	3,165,135	1,937,762	3,421,825	2,844,261	1,765,991

Total assets		7,005,270	5,716,173	3,979,307	9,549,554	7,736,709	5,542,692

		Company			Consolidated
	Note	2010	2009	01/01/2009	2010	2009	01/01/2009
			(restated)	(restated)	(restated)		(restated)
Liabilities and equity
Current liabilities
Loans and financing	10	471,909	514,831	317,236	797,903	678,312	447,503
Debentures	11	14,097	111,121	61,945	26,532	122,377	61,945
Payables for purchase of land and advances from customers	14	126,294	240,164	250,942	420,199	475,409	421,584
Materials and service suppliers	-	59,335	61,137	49,690	190,461	194,331	112,900
Taxes and contributions	-	85,894	77,861	69,396	243,050	177,392	113,167
Salaries, payroll charges and profit sharing	-	38,416	38,945	15,051	72,153	61,320	29,693
Minimum mandatory dividends	15.2	98,812	50,716	26,104	102,767	54,279	26,106
Provision for legal claims and commitments	13	14,155	11,266	9,124	14,155	11,266	17,567
Payables to venture partners and other	12	105,340	113,578	82,429	149,952	205,657	97,931
Total current liabilities		1,014,252	1,219,619	881,917	2,017,172	1,980,343	1,328,396

Non-current liabilities
Loans and financing	10	425,094	324,547	324,553	612,275	525,443	600,673
Debentures	11	1,253,399	1,196,000	442,000	1,853,399	1,796,000	442,000
Payables for purchase of land and advances from customers	14	42,998	51,606	109,558	177,860	146,401	231,199
Deferred taxes liability	16	166,012	186,862	156,714	424,409	376,550	296,725
Provision for legal claims and commitments	13	72,806	69,467	2,518	124,537	110,073	39,797
Payables to venture partners and other	12	308,474	342,438	337,828	556,233	417,718	408,281
Total non-current liabilities		2,268,783	2,170,920	1,373,171	3,748,713	3,372,185	2,018,675

Equity	15
Capital stock		2,729,198	1,627,275	1,229,517	2,729,198	1,627,275	1,229,517
Treasury shares		(1,731)	(1,731)	(18,050)	(1,731)	(1,731)	(18,050)
Capital reserves and options granted		295,879	318,439	182,125	295,879	318,439	182,125
Income reserves		698,889	381,651	330,627	698,889	381,651	330,627
		3,722,235	2,325,634	1,724,219	3,722,235	2,325,634	1,724,219
Non-controlling interest		-	-	-	61,434	58,547	471,402
Total equity		3,722,235	2,325,634	1,724,219	3,783,669	2,384,181	2,195,621

Total liabilities and equity		7,005,270	5,716,173	3,979,307	9,549,554	7,736,709	5,542,692

See accompanying notes.

Gafisa S.A.

Income statement

Year ended December 31, 2010

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Notes	2010	2009	2010	2009
			(restated)		(restated)

Net operating revenue	19	1,232,876	1,185,396	3,720,860	3,022,346

Operating costs
Real estate development and sales	-	(917,163)	(877,966)	(2,634,556)	(2,143,762)

Gross profit		315,713	307,430	1,086,304	878,584

Operating (expenses) income
Selling expenses		(74,163)	(64,086)	(242,564)	(226,621)
General and administrative expenses		(97,572)	(107,154)	(236,754)	(233,129)
Equity accounts	8.a.ii	310,428	125,939	-	-
Depreciation and amortization		(11,721)	(10,468)	(33,816)	(34,170)
Other		(16,952)	(77,518)	(12,173)	(92,884)

Operating profit before financial income (expenses)		425,733	174,143	560,997	291,780

Financial expenses	20	(106,560)	(158,326)	(210,203)	(240,572)
Financial income	20	90,185	72,457	128,085	129,566

Income before taxes on income and		409,358	88,274	478,879	180,774
non-controlling interest

Current income tax and social contribution expenses		-	-	(36,858)	(20,147)
Deferred income tax and social contribution income (expenses)		6,692	13,466	(2,041)	(17,665)

Total income tax income (expenses)	16	6,692	13,466	(38,899)	(37,812)

Net income before non-controlling interest		416,050	101,740	439,980	142,962

(-) Net income for the year attributable to non-controlling interest		-	-	(23,930)	(41,222)

Net income for the year		416,050	101,740	416,050	101,740

Shares outstanding at the end of the year (in thousands)	15.1	430,915	166,777	430,915	166,777

Basic net income per thousand shares outstanding at the end of the year - R$	23	1,0088	0,3808
Diluted net income per thousand shares outstanding at the end of the year - R$	23	1,0010	0,3780

The Company has no other comprehensive income for the reported years.

See accompanying notes.

Gafisa S.A.

Statement of changes in equity

As of December 31, 2010

(In thousands of Brazilian Reais)

		Attributable to the equity holders
					Income reserves
	Note	Capital stock	Treasury shares	Capital and stock options reserve	Legal reserve	Statutory reserve	For investments	Retained earnings	Total - company	Non-controlling interest	Total consolidated

Balances at January 1, 2009		1,229,517	(18,050)	182,125	21,081	159,213	38,533	-	1,612,419	-	1,612,419
First-time adoption of CPCs	3	-	-	-	-	-	-	111,800	111,800	471,402	583,202
Balances at January 1, 2009 (restated)		1,229,517	(18,050)	182,125	21,081	159,213	38,533	111,800	1,724,219	471,402	2,195,621

Capital increase
- Exercise of stock options	-	9,736	-	-	-	-	-	-	9,736	-	9,736
- Acquisition of Tenda shares	-	388,022	-	60,822	-	-	-	-	448,844	(450,468)	(1,624)
Sale of treasury shares	-	-	16,319	65,727	-	-	-	-	82,046	-	82,046
Stock option plan	-	-	-	9,765	-	-	-	-	9,765	154	9,919
Net income for the year	-	-	-	-	-	-	-	101,740	101,740	41,222	142,962
Legal reserve	-	-	-	-	10,677	-	-	(10,677)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	-	-	(50,716)	(50,716)	(3,763)	(54,479)
Statutory reserve	-	-	-	-	-	152,147	-	(152,147)	-	-	-

Balances at December 31, 2009 (restated)		1,627,275	(1,731)	318,439	31,758	311,360	38,533	-	2,325,634	58,547	2,384,181

Capital increase
- Public offering of shares	15.1	1,063,750	-	-	-	-	-	-	1,063,750	-	1,063,750
- Exercise of stock option	15.1	17,891	-	-	-	-	-	-	17,891	-	17,891
- Merger of Shertis shares	15.1	20,282	-	1,620	-	-	-	-	21,902	(24,080)	(2,178)
- Future capital contributions		-	-	-	-	-	-	-	-	7,133	7,133
Expenses for public offering of shares	-	-	-	(33,271)	-	-	-	-	(33,271)	-	(33,271)
Stock option plan	15.3	-	-	9,091	-	-	-	-	9,091	194	9,285
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	(170)	(170)
Net income for the year	-	-	-	-	-	-	-	416,050	416,050	23,930	439,980
Legal reserve	15.2	-	-	-	20,803	-	-	(20,803)	-	-	-
Minimum mandatory dividends	15.2	-	-	-	-	-	-	(98,812)	(98,812)	(4,120)	(102,932)
Statutory reserve	15.2	-	-	-	-	296,435	-	(296,435)	-	-	-

Balances at December 31, 2010		2,729,198	(1,731)	295,879	52,561	607,795	38,533	-	3,722,235	61,434	3,783,669

See accompanying notes.

Gafisa S.A.

Cash flow statement

Year ended December 31, 2010

(In thousands of Brazilian Reais)

	CCompany		Consolidated
	2010	2009	2010	2009
		(restated)		(restated)
Operating activities
Income before taxes on income	409,358	88,274	478,879	180,774
Expenses (income) not affecting cash and cash equivalents:
Depreciation and amortization	11,721	10,468	33,816	34,170
Disposal of property and equipment items	-	-	-	5,251
Stock option expenses	8,135	9,764	12,924	14,427
Unrealized interest and charges, net	49,788	145,489	217,626	171,326

Provision for warranty	4,609	5,882	14,869	7,908
Provision for legal claims and commitments	14,822	69,955	31,044	63,975
Provision for profit sharing	15,234	21,495	36,612	28,237
Allowance for (reversal of) doubtful accounts	-	-	1,076	(974)
Equity accounts	(310,428)	(125,939)	-	-

Decrease (increase) in assets
Trade accounts receivable	(130,814)	(633,370)	(1,495,818)	(1,657,128)
Properties for sale	(143,489)	222,722	(318,709)	280,519
Other accounts receivable	(397,028)	(27,495)	(133,689)	56,565
Prepaid expenses and other	4,372	13,887	(2,450)	15,133

Increase (decrease) in liabilities
Payables for purchase of land and advances from customers	(122,478)	(75,969)	(23,751)	(38,881)
Taxes and contributions	8,033	8,465	65,658	25,010
Materials and service suppliers	(1,802)	11,447	(3,870)	81,431
Salaries, payroll charges and profit sharing	(15,763)	23,703	(25,779)	3,390
Payables to venture partners and other	(52,853)	11,564	14,958	36,783

Cash used in operating activities	(648,583)	(219,658)	(1,096,604)	(692,084)

Investing activities

Purchase of property, plant and equipment items	(26,151)	(31,842)	(63,460)	(45,109)
Marketable securities, collaterals, and restricted credit	(3,030,714)	(1,229,080)	(1,871,140)	(1,731,411)
Redemption of marketable securities, collaterals and restricted credit	3,268,453	621,343	2,057,488	1,014,356
Capital increase in subsidiaries	(510,391)	(144,044)	-	-
Cash from (used in) investing activities	(298,803)	(783,623)	122,888	(762,164)

Gafisa S.A.

Cash flow statement--continued

Year ended December 31, 2010

(In thousands of Brazilian Reais)

	Company		Consolidated
	2010	2009	2010	2009
		(restated)		(restated)
Financing activities
Capital increase	1,101,923	9,736	1,101,923	9,736
Expenses for public offering of shares	(50,410)	-	(50,410)	-
Sale of treasury shares	-	82,045	-	82,045
Redeemable shares of Credit Rights Investment Fund (FIDC)	-	-	(23,238)	41,308
CCI - Assignment of housing loans	-	58,889	-	69,316
Increase in loans and financing	529,858	1,500,949	1,138,232	2,259,663
Amortization of loans and financing	(561,646)	(645,673)	(1,187,881)	(860,978)
Assignment of credits receivable, net	-	17,008	(33,918)	860
Payables to venture partners	-	-	80,000	-
Dividends paid	(50,692)	(26,058)	(50,692)	(26,058)
Taxes paid	-	-	(36,858)	(20,147)

Cash provided by financing activities	969,033	996,896	937,158	1,555,745

Net increase (decrease) in cash and cash equivalents	21,647	(6,385)	(36,558)	101,497

Cash and cash equivalents

At the beginning of the year	44,445	50,830	292,940	191,443
At the end of the year	66,092	44,445	256,382	292,940

Net increase (decrease) in cash and cash equivalents	21,647	(6,385)	(36,558)	101,497

See accompanying notes.

Gafisa S.A.

Statement of value added

Year ended December 31, 2010

(In thousands of Brazilian Reais)

	Company		Consolidated
	2010	2009	2010	2009
		(restated)		(restated)
Revenues	1,367,117	1,227,949	4,028,759	3,144,880
Real estate development, sale and services	1,367,117	1,227,949	4,029,835	3,144,880
Allowance for doubtful accounts	-	-	(1,076)	-
Inputs acquired from third parties (including ICMS and IPI)	(789,414)	(843,399)	(2,692,400)	(2,366,310)
Real estate development and sales	(819,729)	(841,067)	(2,495,560)	(2,071,426)
Materials, energy, outsourced labor and other	30,314	(2,332)	(196,840)	(294,884)

Gross added value	577,703	384,550	1,336,359	778,570

Retentions	(11,721)	(10,468)	(33,816)	(34,170)
Depreciation, amortization and depletion	(11,721)	(10,468)	(33,816)	(34,170)

Net added value produced by the Company	565,982	374,082	1,302,543	744,400

Added value received on transfer	400,613	198,396	128,085	129,566
Equity accounts	310,428	125,939	-	-
Financial income	90,185	72,457	128,085	129,566

Total added value to be distributed	966,595	572,478	1,430,628	873,966

Added value distribution	966,595	572,478	1,430,628	873,966
Personnel and payroll charges	196,105	203,304	314,190	291,872
Taxes and contributions	150,445	61,136	380,622	184,168
Interest and rents	203,995	206,298	319,766	296,186
Dividends	98,812	50,716	102,767	54,479
Retained earnings	317,238	51,024	313,283	47,261

See accompanying notes.

Gafisa S.A.

Notes to financial statements

December 31, 2010

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Av. das Nações Unidas, 8501, 19º andar, in the City and State of São Paulo,  and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as means of meeting its objectives. The controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7).

      On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda. In connection with this acquisition, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274. In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 15).

Gafisa S.A.

Notes to individual and consolidated financial statements - continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

In May 2010, the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The acquisition of shares has the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in an increase in capital amounting to R$ 20,283 (Note 15).

2.   Accounting policies

The financial statements were approved by the Board of Directors in their meeting held on March 24, 2011.

The Company’s financial statements for the years ended December 31, 2010 and 2009, and as at January 1, 2009 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (CVM), and the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC); and the consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, which correspond to the CVM Rules, and the pronouncements, interpretation and guidelines of the CPC, and are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method).

Gafisa S.A.

Notes to individual and consolidated financial statements - continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Accounting policies-- continued

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee (IFRIC). The results of this consideration may cause the Company to revise its accounting practices related to the recognition of results.

2.1     Accounting judgments, estimates and assumptions

(i)      Judgments

The preparation of the  individual’s and consolidated financial statements requires management to make judgments, estimates and adopts assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the balance sheet date. Assets and liabilities subject to estimates and assumptions include the useful life of property, plan and equipment, impairment of assets, deferred tax assets, provision for uncertainty tax positions, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments.

(ii)     Estimates and assumptions

The main assumptions related to sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, which may result in different amounts upon settlement are discussed below:

Gafisa S.A.

Notes to individual and consolidated financial statements - continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Accounting policies-- continued

2.1     Accounting judgments, estimates and assumptions -- continued

(ii)   Estimates and assumptions-- continued

a)     Impairment of non-financial assets

An impairment loss shall be recognized when the carrying amount of an asset or a cash-generating unit is in excess of its recoverable amount, which is the highest of the fair value less cost to sell and the value in use. The calculation of fair value less costs to sell is based on information available for sale transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. Cash flows are derived from the budget for the following five years, and do not include restructuring activities with which the Company has not committed to undertake or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and at the growth rate used for purposes of extrapolation. The main assumptions used to measure the recoverable amount of the cash-generating units are detailed in Note 9.

b)     Transactions with share-based payment

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 15.3.

17

Gafisa S.A.

Notes to individual and consolidated financial statements - continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Accounting policies-- continued

2.1     Accounting judgments, estimates and assumptions -- continued

(ii)   Estimates and assumptions-- continued

c)     Provisions for tax, labor and civil risks

The Company recognizes a provision for tax, labor and civil claims. The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, the existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

d)     Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

e)     Estimated costs of ventures

Total estimated costs, comprised of incurred and future costs for completing the construction works, are regularly reviewed, according to the construction progress, and the adjustments based on this review are reflected in the income statement, which form the basis for calculating the percentage in order to recognize the revenue, as described in Note 2.4.

18

Gafisa S.A.

Notes to individual and consolidated financial statements - continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Accounting policies - continued

2.2     Consolidated financial statements

The Company’s consolidated financial statements, which include the financial statements of subsidiaries and the joint ventures indicated in Note 8, were prepared in compliance with the applicable consolidation practices and the legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the Company.

19

Gafisa S.A.

Notes to individual and consolidated financial statements -- continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies - continued

2.2     Consolidated financial statements - continued

The Company carried out the proportionate consolidation of the financial statements of the jointly-controlled investees listed below, which main information is the following:

Investees	% ownership interest	Current		Non-current			Net	Gross	Net operating	Net financial	Income tax	Net income (loss)
		Asset	Liability	Asset	Liability	Equity	revenue	result	income	income	and social contribution	for the year
Gafisa SPE-46 Emp. Imob. Ltda.	60%	15,187	(62)	1,004	13,810	2,443	3,165	(1,325)	(83)	(373)	1	(1,780)
Gafisa SPE-40 Emp. Imob. Ltda.	50%	8,627	2,198	1,693	178	7,944	1,304	931	(10)	(172)	10	758
Dolce Vita Bella Vita SPE S/A	50%	2,073	3,961	5,952	7	4,056	3,549	3,695	-	41	68	3,804
Saíra Verde Emp. Imob. Ltda.	70%	806	(449)	(604)	25	626	130	121	-	5	16	142
DV SPE S/A	50%	1,812	578	856	132	1,958	196	187	-	2	2	190
Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.	80%	36,170	11,485	223	8,640	16,268	(669)	(669)	(86)	(5)	-	(760)
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45%	6,523	2,844	2,716	248	6,146	2,188	999	54	(495)	14	574
Península I SPE S/A	50%	10,591	12,278	(277)	279	(2,242)	3,821	2,091	(133)	50	(131)	1,877
Península 2 SPE S/A	50%	9,169	12,273	3,220	92	24	(8)	136	(11)	29	101	254
Villaggio Panamby Trust S/A	50%	4,356	296	109	(31)	4,200	90	(83)	1	26	(23)	(80)
Gafisa SPE-44 Emp. Imob. Ltda.	40%	3,409	589	921	28	3,713	-	-	(6)	-	-	(6)
Gafisa SPE-65 Emp. Imob. Ltda.	80%	32,728	19,360	54	1,179	12,242	18,123	5,683	(137)	83	(638)	4,981
Gafisa SPE-71 Emp. Imob. Ltda.	80%	35,933	20,958	218	3,544	11,649	25,342	8,329	(193)	179	(774)	7,525
Gafisa SPE-73 Emp. Imob. Ltda.	80%	9,961	513	2,038	4,083	7,403	-	-	(2,371)	38	(9)	(2,342)
Gafisa SPE- 76 Emp. Imob. Ltda.	50%	142	38	-	21	83	-	-	-	-	-	(1)
Gafisa SPE-70 Emp. Imob. Ltda.	55%	15,339	1,634	302	1,077	12,929	-	-	(5)	(9)	-	(14)
Gafisa SPE-85 Emp. Imob. Ltda.	80%	33,051	33,429	53,860	21,570	31,911	53,551	22,475	(204)	(194)	(1,753)	20,324
Gafisa SPE-102 Emp. Imob. Ltda.	80%	1,806	740	-	1,041	25	-	-	-	25	(1)	24
Gafisa SPE-104 Emp. Imob. Ltda.	50%	1	-	-	-	1	-	-	-	-	-	-
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	124,393	53,924	774	54,246	16,998	42,771	7,617	(726)	(683)	(1,372)	4,837
Deputado José Lajes Empreendimento Imobiliário SPE Ltda.	50%	3,801	857	8	3,411	(459)	(7)	(1,139)	112	19	5	(1,003)
Alto da Barra de São Miguel Empreendimento Imobiliário SPE Ltda.	50%	35,137	11,397	237	26,411	(2,435)	7,730	2,109	(1,349)	218	(134)	844
Reserva & Residencial Spazio Natura Empreendimento Imobiliário SPE Ltda.	50%	1,680	4	-	297	1,379	-	-	(14)	-	-	(14)
BKO ENGENHARIA E COMERCIO LTDA	50%	13,332	3,708	-	941	8,683	12,117	5,201	(1,431)	(146)	(393)	3,231

Gafisa S.A.

Notes to individual and consolidated financial statements -- continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies - continued

2.2     Consolidated financial statements - continued

Investees	% Ownership interest	Current		Non-current			Net	Gross	Net operating	Net financial	Income tax	Net income (loss)
		Assets	Liabilities	Assets	Liabilities	Equity	revenue	result	Income (loss)	result	and social contribution	for the year
O Bosque Empr. Imob. Ltda.	60%	9,055	94	288	458	8,791	-	(45)	(26)	-	1	(70)
Grand Park - Parque das Aguas Emp. Imob. Ltda.	50%	49,255	41,061	14,939	2,226	20,907	48,633	14,578	(623)	(1,115)	(1,552)	11,288
Grand Park - Parque das Arvores Emp. Imob. Ltda.	50%	81,205	36,377	7,792	17,032	35,588	74,718	24,270	(256)	(1,004)	(2,307)	20,702
Dubai Residencial Emp. Imob. Ltda.	50%	33,600	19,084	7,286	576	21,227	32,758	12,955	(138)	(838)	(1,032)	10,948
Varandas Grand Park Emp. Imob. Ltda.	50%	3,734	1,754	10,154	9,816	2,319	17,164	4,675	(1,852)	(10)	(495)	2,318
PRIME SPE FRANERE GAFISA 07 EMP	50%	4,246	2,442	2,069	4,124	(250)	2,185	452	(657)	(1)	(45)	(251)
Costa Maggiore Emp. Imob. Ltda.	50%	21,571	3,364	11,932	17,105	13,033	21,116	6,954	(413)	406	(377)	6,389
City Park Brotas Emp. Imob. Ltda.	50%	5,320	1,393	-	3,278	650	619	(777)	(466)	356	(69)	(957)
City Park Acupe Emp. Imob. Ltda.	50%	5,349	1,536	51	2,333	1,531	1,032	(316)	3	335	(105)	(82)
Patamares 1 Emp. Imob. SPE Ltda.	50%	11,598	4,997	603	18	7,187	9,376	2,694	(2,232)	713	(475)	701
Graça Emp. Imob. Ltda.	50%	10,345	2	-	9,588	755	-	(385)	(65)	(1)	-	(451)
Acupe Exclusive Emp. Imob. Ltda.	50%	3,072	1,782	-	929	361	2,178	213	(690)	144	(94)	(427)
Manhattan Square Emp. Imob. Comercial 01 SPE Ltda.	50%	49,065	16,011	1,121	27,023	7,152	20,763	3,491	(1,436)	226	(1,270)	1,011
Manhattan Square Emp. Imob. Comercial 02 SPE Ltda.	50%	7,780	7	-	6,537	1,236	-	-	(4)	(12)	-	(15)
Manhattan Square Emp. Imob. Residencial 02 SPE Ltda.	50%	19,464	2	-	16,857	2,606	-	(2)	-	(21)	-	(23)
Manhattan Square Emp. Imob. Residencial 01 SPE Ltda.	50%	123,162	36,479	1,838	91,898	(3,376)	32,273	3,827	(3,175)	495	(2,581)	(1,435)
FIT 13 SPE Emp. Imob. Ltda.	50%	16,687	5,823	8,643	178	19,328	14,050	6,496	974	1,567	(493)	8,543
API SPE 29 - Planej.e Desenv.de Empreend.Imob.Ltda.	50%	27,365	25,230	1,519	269	3,385	536	269	(1,772)	95	108	(1,300)
API SPE 28 - Planej.e Desenv.de Empreend.Imob.Ltda.	50%	71,776	8,768	35	37,449	25,594	51,393	14,755	(857)	(10)	(2,994)	10,859
Parque do Morumbi Incorporadora LTDA.	80%	17,823	12,920	452	1,239	4,116	11,630	2,850	(415)	(240)	(337)	1,859
Gafisa SPE-48 S/A	80%	120,303	48,637	533	7,968	64,231	58,330	9,088	(558)	1,312	(3,089)	6,753
Gafisa SPE-55 S/A	80%	73,716	17,734	213	14,609	41,586	32,580	10,368	(2,154)	231	(1,120)	7,325
Gafisa SPE-77 Emp. Imob. Ltda.	65%	79,231	23,463	40,049	54,244	41,573	38,366	9,607	(640)	(397)	(9,552)	(981)
Saí Amarela S/A	50%	6,425	3,478	(725)	119	2,102	365	277	(199)	(166)	71	(16)
Sunshine S/A	60%	12,101	6,109	806	296	6,501	1,496	1,263	(43)	21	(9)	1,231
Cyrela Gafisa SPE Ltda.	50%	4,638	775	-	719	3,144	289	289	(638)	425	7	82

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies-- continued

2.3     Functional and presentation currency

The individual and consolidated financial statements are presented in Reais, which is also the functional currency of the Company and its subsidiaries.

2.4     Recognition of results

(i)    Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the construction period and the following procedures are adopted:

(a)    In the sales of finished units, the result is recognized when the sale is completed, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount.

(b)    In the sales of unfinished units, the following procedures and rules were observed:

•     The incurred cost (including the cost of land, and other expenditures directly related to the inventory increase) corresponding to the units sold is fully appropriated to the income statement.

•     The percentage of incurred cost of units sold (including land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in directly proportion to cost.

•     Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either current or non-current asset. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as "Payables  for purchase of land and advances from customers".

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.4     Recognition of results--continued

(i)    Real estate development and sales--continued

•     Interest and inflation-indexation charges on accounts receivable as from the time the customer takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the income statement from the development and sale of real estate using the accrual basis of accounting;

•     The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate development cost of units under construction sold.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to the income statement as they are incurred – represented by media insertion – using the accrual basis of accounting.

(ii)   Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.4     Recognition of results--continued

(iii)  Barter transactions

In barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of properties for sale against liabilities for advances from customers, at the time the barter agreement is signed, provided that the real estate development recording register is obtained. Revenues and costs incurred from barter transactions are appropriated to the income statement over the course of construction period of the projects, as described in item (b).

(iv)  ICPC 02 – paragraph 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the income statement, and the advances received in the balance sheet as payables for purchase of land and advances from customers.

2.5     Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contractual provisions of financial instruments, which include marketable securities, accounts receivable, cash and cash equivalents, loans and financing, suppliers, and other debts. Financial instruments that are not recognized at fair value through profit and loss are added by any directly attributable transactions costs.

After the initial recognition, financial instruments are measured as described below:

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.5     Financial instruments--continued

(i)    Financial instruments at fair value through profit and loss

A financial instrument is classified into fair value through profit and loss if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through profit and loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in the income statement when incurred. Financial instruments at fair value through profit and loss are measured at fair value, and their fluctuations are recognized in the income statement.

In the year ended December 31, 2009, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in the income statement for the year, which were settled by the end of 2009. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging. Derivatives are initially recognized at fair value, and the attributable to transaction costs are recognized in the income statement when incurred. After the initial recognition, derivatives are measured at fair value and the changes are recognized in the income statement.

(ii)   Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable, except for impairment of interests calculated under the effective interest method, and the foreign exchange gains or losses on monetary assets that are directly recognized in results for the period.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.5     Financial instruments--continued

(iii)  Loans and receivables

After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method, less impairments, if any.

2.6     Cash and cash equivalents, and marketable securities and collaterals

Cash and cash equivalents substantially include demand deposits and bank deposit certificates under resale agreements, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Marketable securities and collaterals include available-for-sale securities, bank deposit certificates, investment funds, in which the Company is the sole shareholder, and are fully consolidated, and collaterals.

2.7     Trade accounts receivable

Trade accounts receivables are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts is recorded at an amount considered sufficient by management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

v

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.8     Housing loan certificates (CRI)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities (CRI). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable from units sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure assigned receivables, are recorded in the balance sheet as non-current receivables at fair value.

2.9     Credit Rights Investment Fund (FIDC) and Housing Loan Certificate (CCI)

The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

Pursuant to CVM Rule No. 408, the consolidation by the Company of FIDC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still has control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its financial statements, the Company discloses the receivables in the group of accounts of receivables from customers and the FIDC net worth is reflected in other accounts payable, the balance of subordinated shares held by the Company being eliminated in this consolidation process. The financial costs of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the housing loan certificate (CCI), which is assigned to financial institutions that grant loans. The funds from assignment are classified in the heading other accounts payable, until certificates are settled by customers.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.10   Properties for sale

Land is stated at cost of acquisition.  Land is recorded only after the deed of property is registered, not being recognized in the financial statements while in progress, regardless of the likelihood of success or stage of development. The Company and its subsidiaries acquire a portion of its land through barter transactions, which, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value, and revenue and cost are recognized according to the criteria described in Note 2.4 (i).

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), plots of land, and expenses for remedial actions on land and ventures, land and financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless any events or changes in macroeconomic scenarios indicate that the carrying amount may not be recoverable. If the carrying amount of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, and plots of land, while the activities for preparation of assets for resale are being carried out, since there are loans outstanding, which are recognized in the income statement in the proportion to units sold, the same criterion for other costs.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.11   Deferred selling expenses - commissions

Brokerage expenditures are recorded in the income statement following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.12   Provision for warranty

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided.  The warranty period is five years from the delivery of the unit.

2.13   Prepaid expenses

These are recorded in  the income statement in the period to which they relate.

2.14   Property, plant and equipment

Recorded at cost, less any applicable accumulated depreciation and any accumulated impairment losses.

A property, plant  and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) of property, plant and equipment shall be included in statement of income when the asset is derecognized.

In view of the Brazilian accounting practice, for the purpose of fully adhering to the process for convergence into the international practices, in the first-time adoption of technical pronouncements CPC27 (IAS16) and CPC28 (IAS40), there is the option to make adjustments in the opening balances in a way similar those permitted by the international accounting standards, with the use of the concept of attributed cost, as prescribed in the technical pronouncements CPC37 (IFRS1) and CPC 43.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.14   Property, plant and equipment--continued

The Company opted for not restating the property, plant and equipment items at fair value on the transition date, taking into account that: (i) the method of cost less allowance for doubtful accounts is the best to state the property, plant and equipment of the Company; (ii) the Company has effective control over property, plant and equipment items that enables the determination of the estimated useful life of assets, and (iii) the depreciation rates used fairly represent the useful life of assets, which allows us to conclude that the property, plant and equipment value is close to the fair value.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:

(i)      Vehicles – 5 years;

(ii)     office equipment and other installations - 10 years;

(iii)    sale stands, facilities, display apartments and related furnishings - 1 year.

The residual value, useful life, and depreciation methods are reviewed at the end of each year.

Expenditures incurred for the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property, plant and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment).

2.15   Intangible assets

(i)      Expenditures related to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years, and are subject to periodical assessments about impairment of assets

    (ii)      The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the carrying amount of net tangible assets of the acquiree.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

33

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.15   Intangible assets --continued

Up to December 31, 2008, goodwill was amortized in accordance with the underlying economic basis, the assessment of the respective acquires upon acquisition, which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. AS from January 1, 2009 goodwill is no longer amortized.

Goodwill recorded at December 31, 2010 refers to acquisitions before the date of transition to CPC/IFRS, and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss.

Goodwill that is not justified by future profitability is immediately recognized as a loss in income for the year.

2.16   Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, and/or has governance power over the financial and operating policies of an entity, the latter is considered a subsidiary. In situations in which agreements grant the other company veto rights, significantly affecting business decisions with regards to its investee, the latter is considered to a jointly-controlled investee. Investments in subsidiaries and jointly-controlled investees are recorded in the Company under the equity method. The jointly-controlled investees are accounted for under the proportionate consolidation, based on the ownership interest of the Company.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for future capital increase.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.17   Payables for purchase of land and advances from customers due to barter transactions

Payables for purchase of land and advances from customer due to barter transactions are contractual obligations established for purchases of land in inventory (property for sale), which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value.

2.18   Income tax and social contribution on net profit

(i)  Current income tax and social contribution

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the deemed profit regime, method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues and for the social contribution basis at 12% on gross revenues.

(ii) Deferred income tax and social contribution

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income.Entities whose taxable profit is calculated as a percentage of gross sales cannot offset prior year losses carry forwards against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies—continued

2.19 Other current and non-current liabilities

These liabilities are stated on an accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. Where applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.20   Stock option plans

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”), according to which services are received as consideration of granted options.

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to equity as service is rendered.

In an equity-settled transaction, in which the plan is modified, a minimum expense recognized corresponds to the expenses as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.  In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting Policies - continued

2.21   Other employee benefits

The benefits granted to the Company’s employees and management include, as fixed compensation (salaries, social security (INSS) contributions, vacation and 13th monthly salary) and variable compensation such as profit sharing, bonus, and share-based payment. These benefits are recorded in income for the year, under the heading general and administrative expenses, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business ones and, finally, the individual goals.

The Company and its subsidiaries do not have private pension or retirement plans or other post-employment benefits.

2.22   Present value adjustment – assets and liabilities

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables  prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the “after handover of keys” period.

The financial charges of funds used in the construction and finance of real estate ventures are capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in real estate development operating costs or against inventories of properties for sale, as the case may be, until the construction phase of the venture is completed.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.22   Present value adjustments– of assets and liabilities--continued

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Note 5).

2.23   Provision for impairment of non-financial assets

Management reviews annually, at each balance sheet date, the carrying amount of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, the carrying amount exceeds the recoverable amount, so a provision for impairment is recorded, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardeless if there is any indications of impairment. This test is performed applying a reduction in value discounted at present value, using a discount rate before taxes that reflect the weighted average cost and capital.

2.24   Debenture and public offering expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses, are accounted for as a direct reduction of capital raised.  In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the net balance is classified as reduction of the respective transaction (Note 11).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.25   Borrowing costs

The borrowing costs directly attributable to ventures during the construction phase, and land, when the development of the asset for sale is being performed, shall be capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in income to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred.

2.26   Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits be required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

(i)      Provisions for tax, civil and labor risks

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the change in circumstances, such as applicable lapse, findings of tax inspections, or additional identified exposures based on new issues or court decisions.

Contingent liabilities which losses are considered possible are only disclosed in a note to financial statements, and those which losses are considered remote are not accrued nor disclosed.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.26   Provisions--continued

(ii)     Allowance for doubtful accounts

The allowance for doubtful accounts is recorded at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes.

2.27   Statement of cash flows and value added

The statements of cash flows are prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the CPC. The statements of value added are prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved the accounting pronouncement CPC No. 09 – Statement of Value Added, issued by CPC.

2.28   Treasury shares

                 Own equity instruments that are repurchased (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in income statement upon purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies--continued

2.29   Earnings per share – basic and diluted

Earnings per share are calculated by dividing the net income available to ordinary shareholders by the average number of shares outstanding over the period. Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the numbers of shares outstanding are increased to include the additional shares, which would have been considered in the basic earnings calculation, in case the shares with dilution potential had been converted.

2.30   Business combinations

                 Business combinations from January 1, 2009

                 Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, stated at fair value on the acquisition date, and the value of any non-controlling interests in the acquiree. For each business combination, the acquirer shall measure the non-controlling interests in the acquiree at fair value or based on its share of the acquiree’s identifying net assets. Costs directly attributed to acquisition shall be accounted for as expenses when incurred.

                 When acquiring a business, the Company measures the financial assets and liabilities assumed with the objective of classifying and allocating them according to the contractual terms, economic conditions, and other pertinent conditions as they exist at the acquisition date, which includes the separation by the acquiree of embedded derivatives existing in the host contracts of the acquiree.

                 If the business combination is achieved in stages, the fair value at the date of acquisition of the previously held equity interest in the acquiree is remeasured at its acquisition-date fair value, the impacts being recognized in the income statement.

                 Any contingent consideration to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration, classified as an asset or liability, shall be recognized in accordance with CPC 38 in the income statement or in other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is completely settled in  equity.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

2.   Accounting policies - continued

2.30   Business Combinations - continued

                 Initially, the goodwill is measured as the excess of the transferred consideration over the acquired net assets (net identifiable assets acquired and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference shall be recognized as gain in the income statement.

                 After the initial recognition,  goodwill is measured at cost, less any accumulated impairment losses. For purposes of impairment test, the goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit of the Company that is expected to be benefited by the combination synergies, regardless the fact that other assets or liabilities of the acquiree are attributed to these units.

                 When the goodwill is allocated to a part of a cash-generating unit, and a portion of such unit is disposed of, the goodwill associated with the disposed of portion shall be included in the cost of the operation when determining the gain or loss on disposal. Goodwill disposed of under such circumstances is calculated based on amount proportional to the disposed portion in relation to the cash-generating unit retained.

3.   First-time adoption of the International Financial Reporting Standards

Until December 31, 2009 the Company’s individual and consolidated financial statements had been prepared in accordance with the accounting practices adopted in Brazil, the supplementary rules of CVM, the technical pronouncements of CPC issued through December 31, 2008, and the provisions contained in the Brazilian Corporation Law, the basis of the accounting practices adopted in Brazil.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards - continued

The Company prepared its opening balance sheet on the transition date  January 1, 2009, and, therefore, applied the mandatory exceptions and certain optional exemptions from retrospective application, as established in the technical pronouncements, interpretations and guidelines issued by the CPC, and approved by CVM, to the Company’s individual financial statements.  The consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Securities and Exchange Commission (CVM), and the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (complete percentage method). CPC 37 (R1) requires that an entity develops accounting policies based on the standards and interpretations of CPC, and the International Financial Reporting Standards (IFRS) in effect at the closing date of its first individual and consolidated financial statements, and that these policies be applied on the transition date and during all periods presented in the first financial statements prepared in accordance with the Standards issued by CPC and IFRS, as approved in Brazil, the Company having adopted all pronouncements, guidelines and interpretations of the CPC issued until December 31, 2010. Consequently, the consolidated financial statements are in accordance with the IFRS, as approved in Brazil by CPC, CVM and CFC.  The main differences between the current and the previous accounting practices adopted on the transition date, including the reconciliations of  equity and income are described in item 3.2 of this note.

The Company’s individual financial statements for the year ended December 31, 2010 are the first presented considering the full application of the standards issued by CPC and in accordance with the International Financial Reporting Standards (IFRS) adopted in Brazil. As permitted by CVM Resolution No. 656/2011, which amends the CVM Resolution No. 603/2009, the Company opted for restating its quarterly information reports for 2010 and 2009, with the full adoption of the 2010 standards through the reporting date of the first quarterly information report of 2011.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards - continued

The effects on the individual and consolidated equity and net income of the Company in the quarterly information reports for 2009 are shown below:

		Company
		Equity			Result for the period ended
		09/30/2009	06/30/2009	03/31/2009	09/30/2009	06/30/2009	03/31/2009
Current accounting practice		1,791,125	1,759,612	1,732,425	54,067	25,067	2,016
Gain on partial disposal of investment	(iii)	(11,591)	(64,192)	(116,793)	157,803	105,202	52,601
Deferred income tax and social contribution	(iii)	3,942	21,826	39,710	(53,652)	(35,768)	(17,884)
Previous accounting practice (effective through 12.31.2009)		1,783,476	1,717,246	1,655,342	158,218	94,501	36,733

.		Consolidated
		Equity			Result for the period ended
		09/30/2009	06/30/2009	03/31/2009	09/30/2009	06/30/2009	03/31/2009
Current accounting practice		2,344,016	2,306,706	2,276,883	54,067	25,067	2,016
Gain on partial disposal of investment	(iii)	(11,591)	(64,192)	(116,793)	157,803	105,202	52,601
Deferred income tax and social contribution	(iii)	3,942	21,826	39,710	(53,652)	(35,768)	(17,884)
Non-controlling interest	(ii)	(552,891)	(547,094)	(544,458)	-	-	-
Previous accounting practice (effective through 12.31.2009)		1,783,476	1,717,246	1,655,342	158,218	94,501	36,733

The Company does not have any effects on individual and consolidated  equity and net income in the quarterly information reports for 2010, in view of the first-time adoption of CPC.

3.1     Mandatory exceptions and exemptions from retrospective application

CPC 37 (R1) allows companies to apply certain optional exemptions.  The Company analyzed all optional exemptions, the result of which is presented below:

(i)      Mandatory exceptions for business combinations: The Company applied CPC 15 from the year beginning on January 1, 2010, with retrospective application only for the immediately prior year, beginning on January 1, 2009;

(ii)     Exemption for presentation of fair value of property, plan and equipment as deemed cost: The Company opted for not stating its property, plan and equipment at the transition date at fair value, but to maintain the previously estimated cost;

(iii)    Exemption for measurement of compound financial instruments: The Company does not have any transactions subject to this standard.

Gafisa S.A.

Notes to financial statements--continued
December 31, 2010
(Amounts in thousands of Brazilian Reais, except if stated otherwise)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards - continued

3.1     Mandatory exceptions and exemptions from retrospective application - continued

(iv)  Effects of changes in foreign exchange rates and translation of financial statements: This standard does not apply to the Company’s operations.

The following exemptions are not applicable to the Company’s operations and do not impact the financial statements on the first-time adoption date:

(i)      Employee benefits CPC 22: The Company does not have any private pension plans or other benefits that are characterized as defined benefit plan;

(ii)     Insurance contracts CPC 11: The standard is not applicable to the Company’s operations;

(iii)    Service concession arrangements ICPC 01: The Company does not have any utilities concession operations.

In addition to optional exemptions, CPC 37 (R1) also expressly prohibits the adjustments of certain transactions in the first adoption, because it would require the management to carry out analysis of past conditions after the actual result of the respective transactions. The mandatory exceptions comprise the following:

(i)      Derecognition of financial assets and financial liabilities: The Company did not make any retrospective adjustments to its financial assets and liabilities, for purposes of the first adoption, since there was no difference from the previous accounting practice.

(ii)     Hedge accounting: The hedge transactions existing in 2009 followed the accounting practices according to the standard issued by CPC at the transition date. The Company does not apply hedge accounting for derivatives.

(iii)    Changes in estimates: The estimates adopted on transition to CPC are not consistent with those adopted by the previous accounting criteria.

(iv)   Non-controlling interest: The profit or loss for the period and each component of other comprehensive income (directly recognized in the equity) are attributed to the Company’s owners and to the non-controlling interest. The total comprehensive income is attributed to the Company’s owners and to the non-controlling interests, whether such profit or loss cause the non-controlling interest to be negative.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards - continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements.

In accordance with CPC 37 (R1), the Company presents the reconciliation of the Company’s individual and consolidated assets, liabilities, income, equity and cash flows, for the previously reporting years in the annual information for the year which began on January 1, 2009, the transition date, and  the year ended December 31, 2009, prepared in accordance with the accounting practices adopted in Brazil and effective through December 31, 2009, considering the CPCs effective in 2010.

3.2.1.   Opening balance at 01.01.2009

		Company			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjust-ments	Current accounting practice
Current assets		2,041,545	-	2,041,545	3,776,701	-	3,776,701
Cash and cash equivalents	(i)	165,216	(114,386)	50,830	528,574	(337,131)	191,443
Marketable securities	(i)	6,911	114,386	121,297	76,928	337,131	414,059
Trade accounts receivable		785,025	-	785,025	1,254,594	-	1,254,594
Properties for sale		778,203	-	778,203	1,695,130	-	1,695,130
Other		306,190	-	306,190	221,475	-	221,475
Non-current assets		1,935,244	2,518	1,937,762	1,762,157	3,834	1,765,991
Long-term assets	(iv)	534,606	2,518	537,124	1,498,654	3,834	1,502,488
Permanent asset		1,400,638	-	1,400,638	263,503	-	263,503
Total assets		3,976,789	2,518	3,979,307	5,538,858	3,834	5,542,692

Current liabilities		881,917	-	881,917	1,328,396	-	1,328,396
Minimum mandatory dividends		26,104	-	26,104	26,106	-	26,106
Other		855,813	-	855,813	1,302,290	-	1,302,290
Non-current liabilities		1,482,452	(109,282)	1,373,170	2,126,641	(107,966)	2,018,675
Other	(iv)	1,213,939	2,518	1,216,457	1,718,116	3,834	1,721,950
Deferred income tax and social contribution	(iii)	99,120	57,594	156,714	239,131	57,594	296,725
Gain on partial disposal of investments	(iii)	169,394	(169,394)	-	169,394	(169,394)	-
Non-controlling interests	(ii)	-	-	-	471,402	(471,402)	-
Equity	(ii) (iii)	1,612,419	111,800	1,724,219	1,612,419	583,202	2,195,621
Total liabilities and equity		3,976,789	2,518	3,979,307	5,538,858	3,834	5,542,692

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards - continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements.

3.2.2.   Closing balance sheet at 12.31.2009

		Company			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice
Current assets		2,551,038	-	2,551,038	4,892,448	-	4,892,448
Cash and cash equivalents and marketable securities		773,479	-	773,479	1,424,053	-	1,424,053
Cash and cash equivalents	(i)	745,515	(701,070)	44,445	1,376,788	(1,083,848)	292,940
Marketable securities	(i)	27,964	701,070	729,034	47,265	1,083,848	1,131,113
Trade accounts receivable		911,333	-	911,333	2,008,464	-	2,008,464
Properties for sale		604,128	-	604,128	1,332,374	-	1,332,374
Other		262,098	-	262,098	127,557	-	127,557
Non-current assets		3,124,403	40,732	3,165,135	2,795,875	48,386	2,844,261
Long-term assets	(iv)	992,578	40,732	1,033,310	2,534,713	48,386	2,583,099
Permanent assets		2,131,825	-	2,131,825	261,162	-	261,162
Total assets		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

Current liabilities		1,219,619	-	1,219,619	2,020,602	(40,259)	1,980,343
Minimum mandatory dividends		50,716	-	50,716	54,279	-	54,279
Other	(v)	1,168,903	-	1,168,903	1,966,323	(40,259)	1,926,064
Non-current liabilities		2,130,188	40,732	2,170,920	3,283,540	88,645	3,372,185
Other	(iv)	1,943,326	40,732	1,984,058	2,947,249	48,386	2,995,635
Deferred income tax and social contribution	(v)	186,862	-	186,862	336,291	40,259	376,550
Non-controlling interest	(ii)	-	-	-	58,547	(58,547)	-
Equity	(ii)	2,325,634	-	2,325,634	2,325,634	58,547	2,384,181
Total liabilities		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

The summary of the adjustments made is presented below:

		Company			Consolidated
		Equity		Result for the year	Equity		Result for the year
		12/31/2009	1/1/2009	12/31/2009	12/31/2009	1/1/2009	12/31/2009
Current accounting practice		2,325,634	1,724,219	101,740	2,384,181	2,195,621	101,740
Gain on partial disposal of investment	(iii)	-	(169,394)	169,394	-	(169,394)	169,394
Deferred income tax and social contribution	(iii)	-	57,594	(57,594)	-	57,594	(57,594)
Non-controlling interest	(ii)	-	-	-	(58,547)	(471,402)	-
Previous accounting practice (effective through 12.31.2009)		2,325,634	1,612,419	213,540	2,325,634	1,612,419	213,540

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards--continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements--continued

3.2.3    Opening statement of cash flows at 01.01.2009

		Company			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice

Profit before income tax and social contribution	(iii)	155,460	169,394	324,854	176,020	169,394	345,414
Expenses (income) not affecting cash and cash equivalents and marketable securities	(iii)	121,338	(169,394)	(48,056)	259,633	(169,394)	14,546
Increase/decrease in asset and liability accounts		(665,812)	-	(665,812)	(1,148,035)	-	(1,148,035)
Cash used in operating activities		(389,014)	-	(389,014)	(788,075)	-	(788,075)
Cash used in investing activities	(i)	(615,043)	173,559	(441,484)	(78,300)	(49,186)	(127,486)
Cash from financing activities		785,487	-	785,487	887,380	-	887,380
Net increase (decrease) in cash and cash equivalents	(i)	(218,570)	173,559	(45,011)	21,005	(49,186)	(28,181)
Cash and cash equivalents
At the beginning of the year	(i)	383,786	(287,945)	95,841	507,569	(287,945)	219,624
At the end of the year	(i)	165,216	(114,386)	50,830	528,574	(337,131)	191,443
Net increase (decrease) in cash and cash equivalents		(218,570)	173,559	(45,011)	21,005	(49,186)	(28,181)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards--continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements--continued

3.2.4    Closing statement of cash flows at 12.31.2009

		Company			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice

Profit before income tax and social contribution	(iii)	257,668	(169,394)	88,274	350,168	(169,394)	180,774
Expenses (income) not affecting cash and cash equivalents and marketable securities	(iii)	(33,434)	169,394	135,960	154,926	169,394	324,320
Increase/decrease in asset and liability accounts		(443,892)	-	(443,892)	(1,197,178)	-	(1,197,178)
Cash used in operating activities		(219,658)	-	(219,658)	(692,084)	-	(692,084)
Cash used in investing activities	(i)	(196,939)	(586,684)	(783,623)	(15,447)	(746,717)	(762,164)
Cash from financing activities		996,896	-	996,896	1,555,745	-	1,555,745
Net increase (decrease) in cash and cash equivalents and marketable securities		580,299	(586,684)	(6,385)	848,214	(746,717)	101,497
Cash and cash equivalents and marketable securities
At the beginning of the period	(i)	165,216	(114,386)	50,830	528,574	(337,131)	191,443
At the end of the period	(i)	745,515	(701,070)	44,445	1,376,788	(1,083,848)	292,940
Net increase (decrease) in cash and cash equivalents and marketable securities		580,299	(586,684)	(6,385)	848,214	(746,717)	101,497

(i)      Cash and cash equivalents: In accordance with CPC 3(R2), an investment qualifies for cash equivalent only if its maturity is in short term, that is, three months or less, counted as from its date of acquisition. Therefore, the Company reclassified balances from the group of cash and cash equivalents and marketable securities to that of marketable securities;

(ii)     Non-controlling interest: According to the accounting practices adopted in Brazil, pursuant to the Brazilian Accounting Standard (NBC) T 08 , non-controlling interest in the  equity of controlled entities shall be separated in the consolidated balance sheet, immediately before the equity accounts, and in the consolidated net income.  Pursuant to CPC 36, the non-controlling interests shall be presented in the group of accounts of equity of consolidated statements, separated from the controlling interest.  Income shall be attributed to controlling and non-controlling interest, even if the share of the latter is a deficit.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards--continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements--continued

3.2.4    Statement of cash flows ended December 31, 2009--continued

(iii)    Business Combinations: In accordance with CPC 15, the Company amortized in 2008 the totality of negative goodwill arising from the acquisition of interest in Tenda, at the total amount of R$210,402, for advantageous purchase. The balance of the negative goodwill amortized in 2009 amounting to R$ 169,394 (R$ 41,008 in 2008), as well as its tax effect amounting to R$57,594, were retrospectively adjusted in the opening balance sheet.

(iv)    Presentation of judicial deposits: In Brazil, in accordance with NPC 22/05, not rarely does a management of an entity questions the legitimacy of certain liabilities, and due to such questioning, through judicial order or strategy of the management itself, the disputed amounts are judicially deposited, without the liability settlement being characterized.  In this circumstance, if there is not any possibility of withdrawing the deposit, unless there is a favorable outcome is awarded to the Company, the deposit shall be presented with the deduction of the applicable liability amount.  As to disclosure, in cases in which liabilities are settled with the amounts deposited in court, permitted pursuant to the NPC provisions, the amounts that are being settled and the explanation about the possible existing differences shall be included in a note to financial statements. In accordance with CPC 37 (R1), an entity shall not present assets and liabilities, or net revenue and expenses, unless it is required or permitted by the legislation. The understanding of this pronouncement is that in the case of judicial deposits, an entity shall present assets and liabilities separately, once such deposit does not meets the criteria for net presentation. The net presentation, in both balance sheet and income statement, except when such net presentation reflects the substance of the transaction or other event, reduces the capacity of the financial statements users to understand the transactions, other events, and the conditions that occurred, and estimate the future cash flow of the entity.  Therefore, the Company reclassified balances, recording in non-current assets the amounts of the judicial deposits.

(v)     Reclassification of deferred taxes: The previous accounting practice determines that deferred asset and liabilities shall be classified in current and non-current, depending upon the expectation on its realization or settlement.  In accordance with CPC 37 (R1), when an entity presents current and non-current assets, and current and non-current liabilities, classifying them separately in the balance sheet, it shall not classify deferred tax assets or deferred tax liabilities as current. Therefore, the Company reclassified the deferred income tax, which used to be classified in current and non-current assets to non-current deferred income tax asset and liability.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards--continued

3.3     New pronouncements issued by the IASB

                 Until the disclosure date of these individual and consolidated financial statements, the following pronouncements and interpretations issued by the IASB were published, however, their application was not mandatory for the year beginning January 1, 2010:

New Standards	Mandatory application for years beginning as from
IFRS 9 – Financial Instruments (i)	January 1, 2013
IAS 24 – Revised Related Party: Disclosures (ii)	January 1, 2011
New Interpretations
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (iii)	July 1, 2010
Amendment to IFRIC 14 – Prepayments of minimum funding requirements (iv)	January 1, 2011
Amendments to the Existing Standards
Amendment to IAS 32 – Financial Instruments: Presentation and Classification of Rights Issues	February 1, 2010
Amendment to IAS 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011
Amendment to IFRS 7 – Financial Instruments: Disclosure, Transfer of Financial Assets	January 1, 2013

(i)      IFRS 9 ends the first part of the Project for replacing “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. The Company does not expect that this change causes impact on its consolidated financial statements.

(ii)     It simplifies the disclosure requirements for government entities and clarifies the definition of related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and hardly applicable, mainly in environments with wide governmental control, offering partial exemption to government companies and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

3.   First-time adoption of the International Financial Reporting Standards--continued

3.3     New pronouncements issued by IASB--continued

(iii)    IFRIC 19 was issued in November 2009 and is effective as from July 1, 2010, its early adoption being permitted. This interpretation clarifies the requirements of the International Financial Reporting Standards (IFRS) when an entity renegotiates the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability. The Company does not expect that IFRIC 19 has impact on its consolidated financial statements.

(iv)    This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity account for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements.

There are no other Standards or interpretations issued, or adopted that may, in the Management’s opinion, produce significant impact on the income statement or the equity disclosed by the Company.

The Company does not expect significant impacts on consolidated financial statements upon the first-time adoption of new pronouncements and interpretations.

CPC has not yet issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of the CPC and CVM commitment to keep updated the set of standards issued based on the updates made by the IASB, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

4.   Cash and cash equivalents, and marketable securities and collaterals

4.1     Cash and cash equivalents

	Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
Cash and cash equivalents		(restated)	(restated)		(restated)	(restated)
Cash and cash equivalents and marketable securities	30,524	27,129	15,499	172,336	143,799	73,538
Cash equivalents
Securities purchased under agreement to resell	35,568	17,316	31,991	84,046	109,762	116,858
Bank certificates of deposits	-	-	-	-	39,379	-
Other	-	-	3,340	-	-	1,047

Total cash and cash equivalents	66,092	44,445	50,830	256,382	292,940	191,443

Securities purchased under agreement to resell include interest earned from 98.25% to 104.00% of Interbank Deposit Certificate (CDI). Both transactions are made in first class financial institutions.

4.2     Marketable Securities and collaterals

	Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Available for sale
Investment funds	-	-	-	3,016	2,020	-
Government securities	94,878	70,416	65,066	117,001	146,646	151,797
Bank deposit certificates	82,004	27,923	49,320	183,562	152,309	185,334
Restricted cash in guarantee to loans (a)	297,911	630,695	6,911	453,060	732,742	76,928
Restricted credits (b)	-	-	-	171,627	97,396	-
Other (c)	16,500	-	-	16,500	-	-

Total marketable securities and collaterals	491,295	729,034	121,297	944,766	1,131,113	414,059

Total cash and cash equivalents and securities and collaterals	557,387	773,479	172,127	1,201,148	1,424,053	605,502

(a)  Restricted cash in guarantee of loans related to ventures and cleared according to the progress of works and sales.

(b)  Transfer from customers which the Company expects to receive in up to 90 days.

(c)  Additional Construction Potential Certificates (CEPACs)

As of December 31, 2010, the Bank Deposit Certificates (CDBs) include interest earned from 98.00% to 108.5% (December 31, 2009 – 95.00% to 102.00%) of Interbank Deposit Certificate (CDI).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

4.   Cash and cash equivalent and marketable securities and collaterals--continued

4.2     Marketable securities and collaterals--continued

     In fiscal 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At December 31, 2010, the CEPACs, recorded in the heading other, have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future.

Such issue was registered with the CVM under the No. CVM/SRE/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of December 31, 2010 and 2009, the amount related to open-end and exclusive investment funds is recorded at fair value through profit and loss. Pursuant to CVM Rule No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated.

Exclusive funds are as follows:

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following:  government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

4.   Cash and cash equivalents and marketable securities and collaterals--continued

4.2     Marketable securities and collaterals--continued

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to appreciate the value of its shares by investing the funds of its investment portfolio, which may be comprised of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund shares of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Fundo de Investimento Caixa Arsenal Renda Fixa Crédito Privado Longo Prazo is a fixed-income private credit fund under management and administration of  Caixa Econômica Federal. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, and CDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

The breakdown of securities, which comprise the exclusive investment funds at December 31, 2010, is as follows:

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

4.   Cash and cash equivalents and marketable securities and collaterals--continued

4.2     Marketable securities and collaterals--continued

	Arena	Vistta	Colina	Arsenal	Total

Cash	6	13	19	2	40
Collateralized transactions	-	12,985	3,873	16,870	33,728
Government securities (LFT)	10,696	36,173	35,078	11,245	93,192
Corporate securities (CDB-DI)	8,297	3,872	-	3,028	15,197
Fixed-rate National Treasury Bills	-	-	13,448	-	13,448
Floating-rate National Treasury Bills	-	-	-	-	-
National Treasury Notes (NTN-B)	-	141	598	-	739
Colina shares	52,997	-	-	-	52,997
Vistta shares	53,081	-	-	-	53,081
	125,077	53,184	53,016	31,145	262,422

The breakdown of the portfolio of exclusive funds is classified in the above tables according to their nature.

5.   Trade accounts receivable

		Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Real estate development and sales	1,698,641	1,514,783	925,878	5,309,664	3,763,902	2,108,346
( - ) Adjustments to present value	(24,200)	(33,191)	(20,811)	(104,666)	(86,925)	(44,776)
Services and construction	57,826	94,094	53,873	59,737	96,005	54,095
Other receivables	6,833	32,600	15,975	6,653	3,664	879
	1,739,100	1,608,286	974,915	5,271,388	3,776,646	2,118,544

Current	1,039,549	911,333	785,025	3,158,074	2,008,464	1,254,594
Non current	699,551	696,953	189,890	2,113,314	1,768,182	863,950

The current and non-current portions fall due as follows:

	Company			Consolidated
Maturity	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
Up to 2007	11,905	12,307	33,463	25,037	18,106	57,216
2008	15,083	26,540	85,772	49,226	73,490	118,641
2009	19,540	99,573	665,790	47,362	189,931	1,078,737
2010	82,386	772,913	99,787	183,518	1,726,937	445,832
2011	996,746	435,166	40,848	2,854,316	1,144,940	199,308
2012	299,445	107,371	11,473	967,978	313,171	56,278
2013	254,207	43,086	9,799	727,891	98,783	46,234
2014	39,462	30,132	14,893	168,912	65,954	59,898
2015 onwards	106,437	81,198	13,090	247,148	145,334	56,400
	1,825,211	1,608,286	974,915	5,271,388	3,776,646	2,118,544

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable --continued

(i)      The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

              The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$158,145 at December 31, 2010 (R$ 222,284 at 2009), and are classified in payables for purchase of land and advances from customers (Note 14).

              Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as revenue from real estate development; the amounts recognized for the years ended December 31, 2010 and 2009 totaled R$ 26,229 and R$ 52,159, respectively.

              The allowance for doubtful accounts is estimated considering the expectation on accounts receivable losses.

              The balances of allowance for doubtful accounts recorded amount to R$ 18,916 (consolidated) at December 31, 2010 (December 31, 2009 – R$ 17,841), and is considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable balance.

In the year ended December 31, 2010, the movements in the allowance for doubtful accounts are summarized as follows:

	Consolidated
	2010	2009	01/01/2009
Balance at January 1	17,841	18,815	-
Addition from the acquisition of Tenda	-	-	10,174
Additions	1,075	-	8,641
Write-offs	-	(974)	-
Balance at December 31	18,916	17,841	18,815

               The reversal of the adjustment to present value recognized in revenue from real estate development for the year ended December  31 2010 totaled R$ 8,991 (Company) and  R$ (17,741) (consolidated), respectively.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable --continued

              Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22. The rate applied by the Company and its subsidiaries stood at 5.02% in 2010 (5.22% in 2009), net of INCC.

(ii)     On March 31, 2009, the Company entered into a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$ 18,958 (present value); at December 31, 2010 it totaled R$ 16,894 (Note 8). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, it discloses at December 31, 2010, receivables amounting to R$ 34,965 in the group of accounts of trade accounts receivable, and R$ 18,070, is reflected in other accounts payable, the balance of subordinated shares held by the Company being eliminated in this consolidation process.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable --continued

(iii)    On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading other accounts payable - credit assignments. At December 31, 2010, it amounts to R$37,714 (R$ 2009 – R$ 104,176) in the Company, and R$ 88,442 (R$ 122,360) in the consolidated balance.

Eight book-entry CCIs were issued, amounting to R$ 69,315 at the date of the issuance.  These 8 CCIs are backed by receivables, which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

6.   Properties for sale

		Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Land	390,922	363,638	373,357	854,652	744,200	758,155
(-) Adjustment to present value	(14,839)	(4,319)	(2,200)	(20,343)	(11,962)	(7,600)
Property under construction	339,909	336,425	560,577	959,934	895,085	1,181,930
Completed units	165,898	42,657	29,388	272,923	121,134	96,491

	881,890	738,401	961,122	2,067,166	1,748,457	2,028,976

Current portion	653,996	604,128	778,203	1,568,986	1,332,374	1,695,130
Non-current portion	227,894	134,273	182,919	498,180	416,083	333,846

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2010, the balance of land acquired through barter transactions totaled R$ 41,018 (2009 - R$ 27,070) (Company) and R$ 86,228 (2009 – R$ 40,054) (consolidated).

As disclosed in Note 10, the balance of financial charges at December 31, 2010 amounts to R$ 116,286 (2009 – R$ 69,559) (Company) and R$ 146,542 (R$ 91,568) (consolidated).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of payables for purchase of land without effect on results (Note 14).

In 2010, the amount recognized as costs of development, sales and barter transactions was R$ 917,163 (2009 - R$ 877,966) in the Company and R$ 2,634,556 (2009 – R$ 2,143,762) in the consolidated balance.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

7.   Other accounts receivable

		Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Current accounts related to real estate ventures (a) (Note 18)	115,629	90,866	167,522	75,196	7,222	60,511
Dividends receivable	45,496
Advances to suppliers	13,902	4,118	32,359	16,965	65,016	83,084
Credit assignment receivable	4,093	4,093	7,990	7,896	4,087	7,990
Customer financing to be released	436	4,392	4,392	1,309	5,266	4,392
Deferred PIS and COFINS	200	-	6,416	749	3,082	10,187
Recoverable taxes	35,174	14,440	8,262	62,797	36,650	18,905
Future capital contributions (b)	366,674	115,712	49,575	-	-	49,113
Loan with related parties(c)	41,853	17,344	13,922	71,163	17,344	13,922
Judicial deposit	78,755	40,732	2,518	89,271	48,386	3,834
Other	4,090	17,577	48,724	34,680	39,284	45,277

	706,302	309,274	341,680	360,026	226,337	297,215

Current portion	576,236	245,246	278,110	178,305	108,791	182,775
Non-current portion	130,066	64,028	63,570	181,721	117,546	114,440

(a)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the movements of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

      As mentioned in Note 1, on June 29, 2009, Gafisa and Tenda entered into a Private Instrument for Assignment and Transfer of Units of Interest and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 units of interest of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate venture”), payable in 36 monthly installments from March 2010 to March 2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

      As of December 31, 2010, the balance amounted to R$45,127.

(b)   As of December 31, 2010, the balance of future capital contributions made by Gafisa in its subsidiary Tenda amounted to R$210,304, capitalized in the subsequent period (Note 25). The remaining balance refers to future capital contributions to various SPEs that are annually paid in.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

7.   Other accounts receivable and other--continued

(c)  The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below.

	Company			Nature	Interest rate
	2010	2009	01/01/2009
		(restated)	(restated)
Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	144	1,380	2,607	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	7,340	1,786	116	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	677	-	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Empreendimentos Imobiliários Ltda.	1,478	1,252	991	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-50 Empreendimentos Imobiliários Ltda.	-	3,774	1,339	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-32 Empreendimentos Imobiliários Ltda.	-	1,582	896	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	-	447	683	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-72 Empreendimentos Imobiliários Ltda.	-	364	301	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-51 Empreendimentos Imobiliários Ltda.	567	715	873	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	2,503	1,462	1,540	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	939	817	514	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	1,557	3,756	3,088	Construction	3% p.a. fixed rate + CDI
RN Incorporações Ltda.	-	-	974	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	10	9		Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	791	-	-	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	23,342	-	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,356	-	-	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	101	-	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	48	-	-	Construction	10% p.a. fixed rate + TR
	41,853	17,344	13,922

In 2010, the recognized financial income from interest on loans amounted to R$2,007 in the Company (2009 – R$732).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting.

As mentioned in Note 1, in May 2010 the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of AUSA. The acquisition of shares had the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis for the total issue price of R$ 20,282 at carrying amount.

The Company has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA, evaluated on the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 20% of AUSA in 2012, in cash or shares, at the Company’s sole discretion.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investment in subsidiaries--continued

On October 21, 2008, as part of the acquisition of interest in Tenda, Gafisa contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the Tenda’s equity, at the carrying amount of R$ 1,036,072, representing an investment of R$ 621,643 for Gafisa. Such transaction generated a negative goodwill of R$ 210,402, due to an advantageous purchase. According to CPC 15, on the transaction date in 2008 the total gain was amortized in the amount of R$ 210,402.

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda, through acquisition of 40%, resulting in an interest of 100% of Tenda. The non-controlling interest holders received shares of Gafisa in exchange for their shares of Tenda in the proportion of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 at carrying amount.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Equity		Net income/(loss) for the year
Direct investees	2010	2009	2010	2009	2010	2009

Construtora Tenda S.A.	100	100	1,710,208	1,130,759	123,774	64,450
Alphaville Urbanismo S.A.	60	60	201,758	99,842	86,727	39,610
Shertis Emp. Part. S.A.	100	-	35,158	-	13,485	-
Gafisa FIDC	100	100	16,895	14,977	16,895	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	49,046	42,294	6,300	(1,216)
Península SPE1 S.A.	50	50	(2,242)	(4,120)	1,877	(2,431)
Península SPE2 S.A.	50	50	24	600	254	502
Res. das Palmeiras SPE Ltda.	100	100	2,333	2,316	(3)	26
Villaggio Panamby Trust S.A.	50	50	4,200	4,279	(80)	(576)
Dolce Vita Bella Vita SPE S.A.	50	50	4,056	432	3,804	871
DV SPE S.A.	50	50	1,958	1,868	190	936
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,528	6,001	526	554
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	6,146	11,573	574	(750)
Jardim I Plan., Prom.Vd. Ltda.	100	100	7,820	14,114	(340)	(778)
Jardim II Plan., Prom.Vd Ltda.	100	100	801	(3,293)	1,633	(1,588)
Saíra Verde Emp. Imob. Ltda.	70	70	626	589	142	547
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,663	18,229	508	(334)
Verdes Praças Inc. Im. SPE Ltda.	100	100	26,730	26,901	227	(532)
Gafisa SPE 32 Emp. Im. Ltda.	100	80	10,573	5,834	4,738	1,515
Gafisa SPE 35 Emp. Im. Ltda.	100	100	4,978	5,393	529	(1,274)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	6,995	5,362	1,517	68
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,561	4,020	437	(140)
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,382	8,273	625	1,447
Gafisa SPE 39 Emp. Im. Ltda.	100	100	4,729	8,813	109	2,469
Gafisa SPE 40 Emp. Im. Ltda.	50	50	7,944	6,976	758	1,424
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,186	31,883	704	(2,593)
Gafisa SPE 42 Emp. Im. Ltda.	100	100	5,915	12,128	(5,105)	949
Gafisa SPE 44 Emp. Im. Ltda.	40	40	3,713	3,586	(6)	(153)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest--continued

(a)   Information on subsidiaries and jointly-controlled investees--continued

	Ownership interest - %		Equity		Net income/(loss) for the year
Direct investees	2010	2009	2010	2009	2010	2009
Gafisa Vendas Int. Imob. Ltda	100	100	(1,523)	1,812	(3,335)	(212)
Gafisa SPE 46 Emp. Im. Ltda.	60	60	2,443	4,223	(1,780)	(3,436)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	16,268	16,571	(760)	(357)
Gafisa SPE 48 S.A.	-	-	-	-	-	1,674
Gafisa SPE 49 Emp. Im. Ltda.	100	100	295	205	(9)	(3)
Gafisa SPE 50 Emp. Im. Ltda.	100	80	13,008	12,098	538	5,093
Gafisa SPE 51 Emp. Im. Ltda.	-	-	-	-	-	8,096
Gafisa SPE 53 Emp. Im. Ltda.	100	80	7,152	5,924	1,228	2,933
Gafisa SPE 55 S.A.	-	-	-	-	-	2,776
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(8)	(5)	(3)	(4)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(21)	(19)	(2)	(4)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	12,242	3,725	4,991	877
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(555)	-	(1)
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,491	1,893	(597)	(247)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	12,929	12,685	(14)	(63)
Gafisa SPE 71 Emp. Im. Ltda.	80	80	11,649	4,109	7,540	3,120
Gafisa SPE 72 Emp. Im. Ltda.	100	80	4,845	347	3,687	(1,080)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	7,403	3,551	(2,342)	(57)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(335)	(339)	3	(9)
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(76)	(74)	(3)	(47)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	83	84	(1)	(1)
Gafisa SPE 77 Emp. Im. Ltda.	-	-	-	-	-	2,319
Gafisa SPE 78 Emp. Im. Ltda.	100	100	-	-	-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(16)	(3)	(14)	(2)
Gafisa SPE 80 S.A.	100	100	(9)	(2)	(7)	(3)
Gafisa SPE 81 Emp. Im. Ltda.	100	100	1,679	1	1,678	-
Gafisa SPE 82 Emp. Im. Ltda.	100	100	-	1	(1)	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(368)	(5)	(364)	(6)
Gafisa SPE 84 Emp. Im. Ltda.	100	100	14,653	10,632	1,188	3,026
Gafisa SPE 85 Emp. Im. Ltda.	80	80	31,911	7,182	20,324	4,878
Berverly HillsSPE Emp Im.Ltda.	-	-	-	-	-	(228)
Gafisa SPE 87 Emp. Im. Ltda.	100	100	(353)	61	(414)	(140)
Gafisa SPE 88 Emp. Im. Ltda.	100	100	16,404	6,862	3,864	5,068
Gafisa SPE 89 Emp. Im. Ltda.	100	100	50,636	36,049	13,741	8,213
Gafisa SPE 90 Emp. Im. Ltda.	100	100	1,941	(93)	2,703	(94)
Gafisa SPE 91 Emp. Im. Ltda.	100	100	1,593	1	1,592	-
Gafisa SPE 92 Emp. Im. Ltda.	100	80	4,998	(553)	2,295	(554)
Gafisa SPE 93 Emp. Im. Ltda.	100	100	895	212	683	211
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	3
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	(16)
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	(59)
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	6	-	5

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest--continued

(a)   Information on subsidiaries and jointly-controlled investees--continued

	Ownership interest - %		Equity		Net income/(loss) for the year
Direct investees	2010	2009	2010	2009	2010	2009
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	(38)
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	(25)
Gafisa SPE 100 Emp. Im. Ltda.	70	100	-	1	-	(1)
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(4)	1	(5)	-
Gafisa SPE 102 Emp. Im. Ltda.	80	100	25	1	24	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	(41)
Gafisa SPE 104 Emp. Im. Ltda.	50	100	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100	5,558	1	6,003	-
Gafisa SPE 107 Emp. Im. Ltda.	100	100	5,299	1	6,655	-
Gafisa SPE 108 Emp. Im. Ltda.	-	100	-	1	-	-
Gafisa SPE 109 Emp. Im. Ltda.	100	100	371	1	(1,427)	-
Gafisa SPE 110 Emp. Im. Ltda.	100	100	(916)	1	(917)	-
Gafisa SPE 111 Emp. Im. Ltda.	100	100	(41)	1	(42)	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100	3,201	1	3,200	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 116 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 117 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 118 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 119 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 120 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 122 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 124 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 128 Emp. Im. Ltda.	80	-	1	-	-	-
O Bosque Empr. Imob. Ltda.	60	60	8,791	8,862	(70)	(710)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	(2,435)	(3,279)	844	(6,707)
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(459)	544	(1,003)	660
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	16,998	12,161	4,837	10,902
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	1,379	1,393	(14)	(8)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	20,907	8,033	11,288	6,635
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	35,588	14,780	20,702	12,454
Dubai Residencial Emp Im. Ltda.	50	50	21,227	10,613	10,948	4,286
Costa Maggiore Emp. Im. Ltda.	50	50	13,033	4,065	6,389	2,137
City Park Brotas Emp. Imob. Ltda.	50	50	650	3,094	(957)	1,244

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest--continued

(a)   Information on direct and jointly-controlled investees--continued

	Ownership interest - %		Equity		Net income/(loss) for the year
Direct investees	2010	2009	2010	2009	2010	2009
City Park Acupe Emp. Imob. Ltda.	50	50	1,531	1,704	(82)	1,204
Patamares 1 Emp. Imob. Ltda.	50	50	7,187	5,495	701	(69)
Acupe Exclusive Emp. Imob. Ltda.	50	50	361	(188)	(427)	(189)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	7,152	6,285	1,011	863
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	1,236	1,338	(15)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(3,376)	5,723	(1,435)	1,927
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	2,606	2,813	(23)	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	-	25,594	-	10,859	-
Graça Emp. Imob. SPE Ltda.	50	-	755	-	(451)	-
Varandas Grand Park Emp. Im. Ltda.	50	-	2,319	14,977	2,318	-
FIT 13 SPE Emp. Imob. Ltda.	50	-	19,328	-	8,543	-
SPE Pq Ecoville Emp Im S.A.	50	-	3,385	-	(1,300)	-
Apoena SPE Emp Im S.A.	50	-	8,683	-	3,231	-
Parque do Morumbi Incorporadora Ltda.	80	-	4,116	-	1,859	-
Prime Grand Park Emp. Im. Ltda.	50	-	(250)	-	(251)	-

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest--continued

(b)   Breakdown of investments

	Ownership interest - %		Investments		Equity accounts
Direct investees	2010	2009	2010	2009	2010	2009

Construtora Tenda S.A.	100	100	1,710,208	1,130,759	123,774	38,670
SPE Cotia	-	-		-	-	136
Alphaville Urbanismo S.A.	60	60	121,055	59,905	52,036	18,378
Shertis Emp. Part. S.A.	100	-	35,372	-	13,486	-
Gafisa FIDC	100	100	16,895	14,977	-	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	49,046	42,746	6,300	(1,216)
			1,932,576	1,248,387	195,596	55,968

Península SPE1 S.A.	50	50	(1,121)	(2,060)	939	(1,216)
Península SPE2 S.A.	50	50	12	300	127	251
Res. das Palmeiras SPE Ltda.	100	100	2,333	2,316	(4)	26
Villaggio Panamby Trust S.A.	50	50	2,100	2,140	(40)	(288)
Dolce Vita Bella Vita SPE S.A.	50	50	2,028	216	1,902	435
DV SPE S.A.	50	50	979	934	95	468
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,528	6,001	526	555
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	2,766	5,208	258	(337)
Jardim I Plan., Prom.Vd Ltda.	100	100	7,820	14,114	(340)	(778)
Jardim II Plan., Prom.Vd Ltda.	100	100	801	(3,293)	1,633	(1,588)
Saíra Verde Emp. Imob. Ltda.	70	70	438	412	99	383
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,663	18,229	508	(334)
Verdes Praças Inc.Im.SPE Ltda	100	100	26,730	26,901	227	(532)
Gafisa SPE 32 Emp. Im. Ltda.	100	80	10,573	4,667	3,928	1,212
Gafisa SPE 35 Emp. Im. Ltda.	100	100	4,978	5,393	529	(1,274)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	6,995	5,362	1,517	68
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,561	4,020	437	(140)
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,382	8,273	625	1,447
Gafisa SPE 39 Emp. Im. Ltda.	100	100	4,729	8,812	109	2,469
Gafisa SPE 40 Emp. Im. Ltda.	50	50	3,972	3,488	379	567
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,186	32,050	704	(2,593)
Gafisa SPE 42 Emp. Im. Ltda.	100	100	5,915	12,128	(5,105)	4,274
Gafisa SPE 44 Emp. Im. Ltda.	40	40	1,485	1,434	(2)	1,585
Gafisa Vendas Int. Imob. Ltda	100	100	(1,522)	1,812	(3,335)	(211)
Gafisa SPE 46 Emp. Im. Ltda.	60	60	1,466	2,534	(1,068)	(765)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	13,014	13,256	(608)	6,630
Gafisa SPE 48 S.A.	-	-	-	-	-	993
Gafisa SPE 49 Emp. Im. Ltda.	100	100	295	205	(9)	(3)
Gafisa SPE 50 Emp. Im. Ltda.	100	80	13,008	9,679	646	4,075
Gafisa SPE 51 Emp. Im. Ltda.	-	-	-	-	-	7,691
Gafisa SPE 53 Emp. Im. Ltda.	100	80	7,152	4,739	1,473	2,346
Gafisa SPE 55 S.A.	-	-	-	-	-	2,776
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(8)	(5)	(3)	(4)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(21)	(19)	(2)	(4)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	9,794	2,980	3,993	702
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	-	-
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,491	1,893	(597)	2,496
Gafisa SPE 70 Emp. Im. Ltda.	55	55	7,111	6,976	(8)	(35)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest--continued

(b)   Breakdown of investments--continued

	Ownership interest - %		Investments		Equity accounts
Direct investees	2010	2009	2010	2009	2010	2009
Gafisa SPE 71 Emp. Im. Ltda.	80	80	9,319	3,286	6,032	1,508
Gafisa SPE 72 Emp. Im. Ltda.	100	80	4,845	278	4,424	(864)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	5,923	2,841	(1,874)	(46)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(335)	(339)	3	(9)
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(76)	(74)	(3)	(47)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	42	42	-	-
Gafisa SPE 77 Emp. Im. Ltda.	-	-	-	-	-	1,507
Gafisa SPE 78 Emp. Im. Ltda.	100	100	-	-	-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(16)	(3)	(14)	(2)
Gafisa SPE 80 S.A.	100	100	(9)	(2)	(7)	(3)
Gafisa SPE 81 Emp. Im. Ltda.	100	100	1,679	1	1,679	-
Gafisa SPE 82 Emp. Im. Ltda.	100	100	-	1	-	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(368)	(5)	(363)	(6)
Gafisa SPE 84 Emp. Im. Ltda.	100	100	14,653	10,632	1,188	3,026
Gafisa SPE 85 Emp. Im. Ltda.	80	80	25,529	5,746	16,259	3,902
Berverly HillsSPE Emp Im.Ltda.	-	-	-	-	-	(228)
Gafisa SPE 87 Emp. Im. Ltda.	100	100	(353)	61	(414)	(140)
Gafisa SPE 88 Emp. Im. Ltda.	100	100	16,404	6,862	3,864	5,068
Gafisa SPE 89 Emp. Im. Ltda.	100	100	50,636	36,049	13,741	8,213
Gafisa SPE 90 Emp. Im. Ltda.	100	100	1,941	(93)	2,703	(94)
Gafisa SPE 91 Emp. Im. Ltda.	100	100	1,593	1	1,592	-
Gafisa SPE 92 Emp. Im. Ltda.	100	80	4,998	(442)	2,754	(443)
Gafisa SPE 93 Emp. Im. Ltda.	100	100	895	212	683	211
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	3
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	(16)
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	(59)
Gafisa SPE 97 Emp. Im. Ltda.	100	100	5	6	-	5
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	(38)
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	(25)
Gafisa SPE 100 Emp. Im. Ltda.	70	100	-	1	-	(1)
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(4)	1	(5)	-
Gafisa SPE 102 Emp. Im. Ltda.	80	100	20	1	20	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	(42)
Gafisa SPE 104 Emp. Im. Ltda.	50	100	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100	5,558	1	6,002	-
Gafisa SPE 107 Emp. Im. Ltda.	100	100	5,299	1	6,655	-
Gafisa SPE 108 Emp. Im. Ltda.	-	100	-	1	-	-
Gafisa SPE 109 Emp. Im. Ltda.	100	100	371	1	(1,427)	-
Gafisa SPE 110 Emp. Im. Ltda.	100	100	(916)	1	(917)	-
Gafisa SPE 111 Emp. Im. Ltda.	100	100	(41)	1	(42)	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100	3,201	1	3,200	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 116 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 117 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 118 Emp. Im. Ltda.	100	-	1	-	-	-

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest--continued

(b)                    Breakdown of investments--continued

	Ownership interest - %		Investments		Equity accounts
Direct investees	2010	2009	2010	2009	2010	2009
Gafisa SPE 119 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 120 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 122 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 124 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	-	1	-	-	-
Gafisa SPE 128 Emp. Im. Ltda.	80	-	1	-	-	-
O Bosque Empr. Imob. Ltda.	60	60	5,275	5,317	(42)	(426)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	(1,217)	(1,639)	422	(3,354)
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(229)	272	(502)	330
Sítio Jatiuca Emp Im. SPE Ltda.	50	50	8,499	6,080	2,418	5,451
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	690	696	(7)	(4)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	10,453	4,016	4,851	3,318
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	17,794	7,390	10,299	6,227
Dubai Residencial Emp Im. Ltda.	50	50	10,614	5,307	5,641	2,143
Costa Maggiore Emp. Im. Ltda.	50	50	6,517	2,032	3,194	1,068
City Park Brotas Emp. Imob. Ltda.	50	50	325	1,547	281	622
City Park Acupe Emp. Imob. Ltda.	50	50	765	852	161	602
Patamares 1 Emp. Imob. Ltda	50	50	3,593	2,747	409	(35)
Acupe Exclusive Emp. Imob. Ltda.	50	50	181	(94)	(168)	(94)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	3,576	3,142	506	432
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	618	669	36	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(1,688)	2,862	(717)	964
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	1,303	1,406	80	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	-	12,772	-	5,777	-
Graça Emp. Imob. SPE Ltda	50	-	377	-	(85)	-
Varandas Grand Park Emp. Im. Ltda.	50	-	1,159	-	1,159	-
FIT 13 SPE Emp. Imob. Ltda	50	-	9,664	-	4,081	-
SPE Pq Ecoville Emp Im S.A.	50	-	1,693	-	(1,092)	-
Apoena SPE Emp Im S.A.	50	-	4,341	-	1,503	-
Parque do Morumbi Incorporadora Ltda.	80	-	3,293	-	1,485	-
Prime Grand Park Emp. Im. Ltda.	50	-	(125)	-	(124)	-
			456,516	308,599	114,832	69,971

Provision for loss on investments			8,227	8,242	-	-

			2,397,319	1,565,228	310,428	125,939

Other investments (a)			327,797	339,069
Goodwill on acquisition of subsidiaries			193,542	195,088

Total investments			2,918,658	2,099,385

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

8.   Investments in subsidiaries--continued

(i)  Ownership interest--continued

(b)                    Breakdown of investments--continued

(a) As a result of the setting up in January 2008 of a special partnership (SCP), the Company started holding units of interest in such partnership that totals R$ 327,797 at December 31, 2010 (December 31, 2009 - R$ 339,069), as described in Note 12.

9.   Intangible assets

Goodwill on acquisition of subsidiaries

		Consolidated
	12/31/2010	12/31/2009	01/01/2009
Goodwill		(restated)	(restated)
AUSA	152,856	152,856	152,856
Cipesa	40,686	40,686	40,686
Other	-	1,546	1,546

	193,542	195,088	195,088
Other intangible assets (a)	16,412	9,598	18,067

	209,954	204,686	213,155

(a)   Refers to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years.

The goodwill arises from the difference between the consideration and the  equity of acquirees, calculated on acquisition date, and is based on expected future economic benefits. These amounts are annually tested for impairment.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

9.   Intangible assets—continued

The Company evaluated the recovery of the carrying amount of goodwill using the “value in use” concept, through discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates on cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions on projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistently with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity of business continuity over an indefinite time. The main assumptions used in the estimate of value in use are the following: revenue – revenues were projected between 2011 and 2015 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management. The recovery test of the Company’s intangible assets did not result in the need of a recognition of loss for the year ended December 31, 2010, as the estimated market value is in excess of the net book value on the assessment date.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

10. Loans and financing

			Company			Consolidated
Type of operation	Annual interest rate	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
			(restated)	(restated)		(restated)	(restated)
Working capital:
Denominated in US$ (i)	7%	-	-	146,739	-	-	146,739
Denominated in Yen(i)	1.4%	-	-	166,818	-	-	166,818
Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	-	-	(32,962)	-	-	(32,962)
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	-	-	(53,790)	-	-	(53,790)
CDB and Other	1.30% to 3.20% + CDI	531,905	516,397	211,096	664,471	736,736	435,730

		531,905	516,397	437,901	664,471	736,736	662,535
National Housing System – SFH (a)	TR + 10% to 12%	365,098	322,981	191,614	745,707	467,019	372,255
Assumption of debts from downstream acquisition	TR + 10% to 12.0%	-	-	8,107	-	-	8,810
Other	TR + 6.2%	-	-	4,167	-	-	4,576
		897,003	839,378	641,789	1,410,178	1,203,755	1,048,176

Current portion		471,909	514,831	317,236	797,903	678,312	447,503
Non-current portion		425,094	324,547	324,553	612,275	525,443	600,673

(i)   Loans and financing classified at fair value through income (Note 17(i) (b));

(ii)  Derivatives classified as financial assets at fair value through income (Note 17(i) (b)).

Rates

•     CDI – Interbank Deposit Certificate

•     TR – Referential Rate.

(a)     Funding for developments – SFH and for working capital correspond to credit lines from financial institutions used the funding necessary to the development of the Company's ventures;

As of December 31, 2010, the Company and its subsidiaries had resources approved to be released for approximately 85 ventures amounting to R$ 418,333 (Company – unaudited) and R$ 1,294,996 (consolidated – unaudited) that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

10. Loans and financing --continued

Current and non-current installments are due as follows:

		Company			Consolidated
Maturity	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
2009	-	-	317,236	-	-	447,503
2010	-	514,831	208,394	-	678,312	345,021
2011	471,909	303,678	116,159	797,903	413,583	181,549
2012	145,047	19,431	-	245,166	71,854	40,548
2013	58,519	1,438	-	119,912	40,006	33,555
2014 onwards	221,528	-	-	247,197	-	-
	897,003	839,378	641,789	1,410,178	1,203,755	1,048,176

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units (amount of R$ 3,007,914).

Additionally, the consolidated balance of collateralized investments and restricted credit totals R$624,687 at December 31, 2010 (R$ 830,138 at December 31, 2009) (Note 4).

Financial expenses of loans, financing and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.58% at December 31, 2010.

	Company		Consolidated
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
		(restated)		(restated)
Gross financial charges	250,722	216,371	404,173	338,644
Capitalized financial charges	(144,162)	(58,045)	(193,970)	(98,072)

Net financial charges	106,560	158,326	210,203	240,572

Financial charges included in Properties for sale

Opening balance	69,559	70,191	91,568	88,200
Capitalized financial charges	144,162	58,045	193,970	98,072
Charges appropriated to income	(97,435)	(58,677)	(138,996)	(94,704)

Closing balance	116,286	69,559	146,542	91,568

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

11. Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features.

In August 2009, the Company obtained approval for its sixth placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement will be exclusively used in the finance of real estate ventures focused only in the popular segment.

In September 2010, the Company prepaid the fourth placement of simple debentures of the Second Program. The repurchase of the debentures was made upon the payment of R$154,217, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

11. Debentures--continued

In October 2010, the Company prepaid the first series of the sixth placement of simple debentures. The repurchase of the first series debentures was made upon the payment of R$162,858, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable, calculated on pro rata basis, plus premium, pursuant to Clause 4.12.5 of its Indenture. The first series debentures will be cancelled by the Company.

In November 2010, the Company obtained approval for its eighth placement of nonconvertible simple debentures, in the amount of R$ 300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

					Company		Consolidated
Program/placement	Principal	Annual remuneration	Maturity	2010	2009	01/01/2009	2010	2009	01/01/2009
					(restated)	(restated)		(restated)	(restated)
Second program/first placement / first placement - Fourth placement	240,000	CDI + 2% a 3.25%	September 2011 (called away in September 2010)	-	198,254	248,679	-	198,254	248,679
Third program/first placement – Fifth placement	250,000	107.20% CDI	June 2013	253,355	252,462	255,266	253,355	252,462	255,266
Sixth placement	250,000	CDI + 2% to 3.25%	June 2014	109,713	260,680	-	109,713	260,680	-
Seventh placement	600,000	TR + 8.25%	December 2014	598,869	595,725	-	598,869	595,725	-
Eighth placement / First placement	288,427	CDI + 1.95%	October 2015	293,661	-	-	293,661	-	-
Eighth placement / Second placement	11,573	IPCA + 7.96%	October 2016	11,898	-	-	11,898	-	-
First placement (Tenda)	600,000	TR + 8%	April 2014	-	-	-	612,435	611,256	-
				1,267,496	1,307,121	503,945	1,879,931	1,918,377	503,945

Current portion				14,097	111,121	61,945	26.532	122.377	61.945
Non-current portion				1,253,399	1,196,000	442,000	1,853,399	1,796,000	442,000

Current and non-current installments are due as follows:

		Company			Consolidated
Maturity	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
2009	-	-	61,945	-	-	61,945
2010	-	111,121	96,000	-	122,377	96,000
2011	14,097	346,000	96,000	26,532	346,000	96,000
2012	122,557	125,000	125,000	272,557	275,000	125,000
2013	422,557	425,000	125,000	722,557	725,000	125,000
2014	408,707	300,000	-	558,707	450,000	-
2015 onwards	299,578	-	-	299,578	-	-
	1,267,496	1,307,121	503,945	1,879,931	1,918,377	503,945

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

11. Debentures--continued

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first placement of the Second Program and the first placement of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to early amortize the first placement of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for remove the covenant that limited the Company’s net debt to R$ 1,000,000, and increasing the financial flexibility, changing the calculation of the ratio between net debt and equity. As a result of these changes, interest repaid by the Company increased to CDI + 1.3% per year to CDI + 2% to 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31 are as follows:

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

11. Debentures--continued

	12/31/2010	12/31/2009	01/01/2009
Second program – first placement
Total debt, less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	-	1%	N/A
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	-	N/A	35%
Total trade accounts receivable, plus inventory of finished units, required to be 2.0 times over total debt	-	2.3 times	3.3 times
	-
Total debt, less cash and cash equivalents and marketable securities(1), required to be under R$ 1.0 billion	-	N/A	R$ 946.6 million

Third program – first placement
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	36%	53%	35%
Total accounts receivable plus inventory of finished units required to be 2.2 times over net debt	4.6 times	4.1 times	5.5 times

Seventh placement
EBIT balance shall be 1.3 times under the net financial expense	-10.7 times	-5.9 times	N/A
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt and debt of projects (3)	73.2 times	292.3 times	N/A
Total debt less debt of project, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest (1)	3.5%	1%	N/A

Eighth placement – first and second placement
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt and debt of projects(3)	73.2 times	N/A	N/A
Total debt less debt of project, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	3.5%	N/A	N/A

First placement – Tenda
The EBIT(2) balance shall be 1.3 times over the net financial expense	5.7 times	24.8 times	N/A
The debt ratio shall be > 2 or < 0 and TR + TE > 0	-11.8 times	-4.7 times	N/A
The maximum leverage ratio shall be < or = at 50%	-21%	-31%	N/A

(1)      Cash and cash equivalents and marketable securities refers to cash and cash equivalents, marketable securities, restricted cash in guarantee to loans, and restricted credits.

(2)      EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.

(3)      Project debt refers to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

At December 31, 2010, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

11. Debentures--continued

Expenses for placement of debentures and their effective interest rates are shown below:

Placement	Transaction cost	Effective interest rate	Cost of transaction to be appropriated

Fifth placement	1,179	11.66%	874
Sixth placement	2,077	Series 1: 12.60%	1,263
		Series 2: 10.88%
Seventh placement	7,040	11.00%	5,515
Eight placement	2,328	Series 1: 14.87%	2,251
		Series 2: 13.54%
First placement (Tenda)	924	9.79%	632

	13,548		10,535

Current portion			2,326
Non-current portion			8,209

12. Payables to venture partners and other

		Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Payable to venture partners (a)	300,000	300,000	300,000	380,000	300,000	300,000
Credit assignments (b)	37,714	104,176	32,177	88,442	122,360	67,552
Acquisition of investments	3,094	3,922	25,296	23,062	21,090	30,875
Other accounts payable	42,388	21,894	44,858	72,722	73,958	45,697
rescission reimbursement payable and provisions	-	-	-	31,272	28,573	28,191
SCP dividends	-	-	-	24,264	11,004	16,398
FIDC obligations (b)	-	-	-	18,070	41,308	-
Provision for warranty	22,391	17,782	11,900	39,025	25,082	17,499
Deferred Pis and Cofins	-	-	-	29,328	-	-
Provision for capital deficiency	8,227	8,242	6,026	-	-	-

	413,814	456,016	420,257	706,185	623,375	506,212

Current portion	105,340	113,578	82,429	149,952	205,657	97,931
Non-current portion	308,474	342,438	337,828	556,233	417,718	408,281

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

12. Payables to venture partners and other--continued

(a)  In relation to the individual financial statments, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of December 31, 2010, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from the Company’s management decision, as of December 31, 2010, payables to venture partners was recognized in the amount of R$ 300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of December 31, 2010, the amount accrued totaled R$ 13,068. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of December 31, 2009, the SCP and the Company were in compliance with these clauses.

In relation to the the consolidated financial statements, in April 2010 the subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carry out of real estate ventures. As of December 31, 2010, this entity  has subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, due to the prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of December 31, 2010,  payables to investors/venture partners is recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., taking into consideration that the amount provisioned at December 31, 2010 totaled R$ 11,196. The Company’s articles of incorporation sets out that certain matters shall be submitted for the approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of December 31, 2010, the Company is in compliance with the above-described clauses.

(b)  Refers to the operation on assignment of receivables portfolio (see Note 5(ii) and (iii)).

13. Provisions for legal claims and commitments

The Company and its subsidiaries are party to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover  probable losses.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

13. Provisions for legal claims and commitments--continued

In the year ended December 31, 2010 and 2009, the changes in the provision are summarized as follows:

Company	Civil claims	Tax claims	Labor claims	Total - Company
Balance at December 31, 2009 (restated)	78,081	6	2,646	80,733
Additional provision	4,212	1,019	10,240	15,471
Payment and reversal of provision not used	(1,140)	(385)	(7,718)	(9,243)
Balance at December 31, 2010	81,153	640	5,168	86,961

Current portion	8,347	640	5,168	14,155
Non-current portion	72,806	-	-	72,806

Consolidated	Civil claims	Tax claims	Labor claims	Total consolidated
Balance at December 31, 2009 (restated)	92,821	10,894	17,624	121,339
Additional provision	18,432	1,869	16,354	36,655
Payment and reversal of provision not used	(8,425)	(655)	(10,222)	(19,302)
Balance at December 31, 2010	102,828	12,108	23,756	138,692

Current portion	8,347	640	5,168	14,155
Non-current portion	94,481	11,468	18,588	124,537

(i)      Civil, tax and labor claims

		Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Civil claims (a)	81,153	78,081	9,325	102,171	92,193	27,779
Tax claims (b)	640	6	-	12,108	10,894	10,878
Labor claims (c)	5,168	2,646	2,317	24,413	18,252	18,707
	86,961	80,733	11,642	138,692	121,339	57,364

(a)     As of December 31, 2010, the provisions related to civil claims include R$ 72,806 related to lawsuits in which the Company is included as successor in enforcement  actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 6,613, are backed by a guarantee insurance, in addition there are judicial deposits amounting to R$ 63,587, in connection with the restriction of the usage of the Gafisa’s bank accounts; and there is also the restriction of the usage of the Gafisa’s treasury stock to guarantee the enforcement.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

13. Provision for legal claims and commitments--continued

(i)      Civil, tax and labor claims--continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)     The subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency rated by legal counsel as a probable loss reaches R$11,029 and is provisioned at December 31, 2010.

(c)     As of December 31, 2010, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$80,671. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, and the negotiation that shall be made, the provisioned amount is considered sufficient by the management to cover expected losses.

The Company and its subsidiaries have judicially deposited the amount of R$ 69,111 (Company) and R$ 77,163 (consolidated) in connection with the aforementioned legal claims.

In addition, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks at December 31, 2010, based on the assessment of the legal counsel, in which loss is possible, but not probable, in the approximate amount of R$209,634, based on the historical average of processes, for which the Company understands that it is not necessary to record a provision for possible losses.

(d)     Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection of adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring a land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

13. Provision for legal claims and commitments--continued

(i)      Civil, tax and labor claims--continued

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fine.

(ii)   Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guarantee the installments of the financing to clients over the construction period.

The Company is also committed to complete units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4, at December 31 2010, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as ventures progress in the total amount of R$ 297,911 (Company) and R$ 453,060 (consolidated) to meet these commitments.

14. Obligations for purchase of land and advances from clients

		Company			Consolidated
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Obligations for purchase of land, net of adjustment to present value	126,093	199,314	292,431	370,482	373,435	467,949
Adjustment to present value	(15,905)	(12,811)	(9,849)	(16,796)	(13,963)	(10,438)
Advances from clients
Development and sales	18,086	78,197	27,739	158,145	222,284	90,363
Barter transaction – land	41,018	27,070	50,179	86,228	40,054	104,909

	169,292	291,770	360,500	598,059	621,810	652,783

Current portion	126,294	240,164	250,942	420,199	475,409	421,584
Non-current portion	42,998	51,606	109,558	177,860	146,401	231,199

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

14. Payables for purchase of land and advances from customers--continued

The present value adjustment accreted to real estate development operating costs mentioned in Note 5(i), recognized in costs of properties for sale in the year ended December 31, 2010, amount to R$ (3,094) (Company) and R$ (2,923) (consolidated).

15. Equity

15.1   Capital

As of December 31 2010, the Company's authorized and paid-in capital totaled R$ 2,729,198, 275 represented by 431,515,375 registered common shares without par value, of which 599,486 were held in treasury.

In 2010, there was no movement of common shares held in treasury.

Treasury shares – 12/31/2010
Symbol	GFSA3
Class	-
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	7,218	1,731

          (*) market value calculated based on the closing share price at December 31, 2010 of R$ 12.04.

The Company holds shares in treasury in order to guarantee the performance of claims (see Note 13).

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) preferred shares.

On February 22, 2010, the split of common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.1   Capital--continued

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issuance of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs.

On April 27, 2010, the distribution of minimum mandatory dividends for 2009 was approved in the amount of R$ 50,716.

On May 27, 2010, the increase in capital was approved in the amount of R$20,282 with the issuance of 9,797,792 shares, arising from the acquisition of Shertis’ shares (Note 1).

During 2010, the increase in capital by R$17,891 was approved, related to the stock option plan and the exercise of 2,463,309 common shares.

The change in the number of shares outstanding was as follows:

Common shares – in thousands
January 1, 2009	129,963
Exercise of stock option	1,100
Disposal of treasury shares	2,825
Acquisition of Tenda shares	32,889

December 31, 2009	166,777
Split of shares	166,777
Initial public offering	85,100
Subscription of Shertis shares	9,798
Exercise of stock options	2,463

December 31, 2010	430,915
Treasury shares	600
Authorized shares at December, 31 2010	431,515

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.2   Allocation of net income for the year

Pursuant to the Company’s articles of incorporation,  net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

The Company’s Board of Directors, by referendum of the Annual Shareholders’ Meeting which shall appreciate the accounts and financial statements for 2010, approved the following allocation of net income for 2009:

	2010	2009(*)
Net income for the year	416,050	213,540
Legal reserve	(20,803)	(10,677)
	395,247	202,863

Minimum mandatory dividends - 25%	(98,812)	(50,716)

(*) Proposed dividends based on the previous accounting practice.

Pursuant to Article 36 of the Company’s articles of incorporation, amended on March 21, 2007, the setting up of a statutory reserve was required. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill the corporate objective.

As of  December 31, 2010, the statutory reserve for retained earnings was set up under the terms of Article 196 of Law No. 6404/76, with the objective of allocating to future investments the amount of R$296,435.  The retention for 2010 is based on a business plan approved by the Company’s Board of Directors.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3   Stock option plans

(i)    Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the year ended December 31, 2010.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3   Sock option plans --continued

(i)    Gafisa--continued

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved. The incremental fair value granted as result of such modification is R$ 3,529, recognized at the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% p.a., expected dividends on shares of 1.91%, and risk-free interest rate at 8.99% p.a. The volatility was set based on the regression analysis of the relation between return on Gafisa’s shares and that of Ibovespa.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3   Stock option plans--continued

(i)    Gafisa--continued

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$ 6,599 for the year ended December 31, 2010.

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as result of these modifications is R$ 6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 40%, expected dividends on shares at 1.91%, and risk-free interest rate at 8.99%.

On August 4, 2010, a new stock option plan was issued by the Company for granting a total of 626,061 options.

The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40%, expected dividends at 1.08%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3   Stock option plans--continued

(i)    Gafisa--continued

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	2010		2009
	Number of options (ii)	Weighted average exercise price	Number of options (ii)	Weighted average exercise price
Options outstanding at the beginning of the year	10,245,394	12.18	11,860,550	13.12
Transfer of options of Tenda plans	2,338,380	4.39	-	-
Options granted	626,061	12.10	7,485,000	7.88
Options exercised (i)	(2,463,309)	8.30	(2,200,112)	7.82
Options exchanged	-	-	(6,504,560)	15.65
Options expired	-	-	-
Options forfeited	(1,959,195)	4.54	(395,484)	16.5

Options outstanding at the end of the year	8,787,331	11.97	10,245,394	12.18

Options exercisable at the end of the year	1,364,232	12.18	3,312,924	13.37

(i)      In the years ended December 31, 2010 and 2009, the amount received through exercised options was R$17,891 and R$9,736, respectively.

(ii)     The number of options considers the split of shares approved on February 22, 2010.

The analysis of prices is as follows, considering the split of shares on February 22, 2010:

	Reais
	2010	2009

Exercise price per option at the end of the year	4.57-22.79	4.05 - 20.81

Weighted average exercise price at the option grant date	10.36	8.62

Weighted average market price per share at the grant date	10.10	8.10

Market price per share at the end of the year	12.04	14.12

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3   Stock option plans--continued

(i)    Gafisa--continued

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at December 31, 2010 stood at 0.74% corresponding to earnings after dilution of R$ 0.9571 (R$ 0.9642 before dilution).

In the year ended December 31, 2010 the Company recognized the amounts of R$ 8,135 (Company), and R$ 12,924 (consolidated), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

(ii)   Tenda

The subsidiary Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows:expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.65%.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3   Stock option plans—continued

(ii)   Tenda--continued

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.82%. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 81.5% p.a., expected dividends on shares at 1.91%, and risk-free interest rate at 8.60%.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3       Stock option plans—continued

(ii)   Tenda--continued

In the year ended December 31, 2010, Tenda recorded stock option plan expenses amounting to R$ 3,820 (R$4,234 in 2009).

Due to the acquisition, by Gafisa, of the total shares outstanding issued by Tenda (Note 8), the stock option plans related to Tenda shares were transferred to the Company Gafisa, responsible for share issue. At December 31, 2010, the amount of R$11,989, related to the reserve for granting options of Tenda is recognized in current accounts related to real estate ventures and in the equity of Gafisa.

(iii)  AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007 which was approved on June 26, 2007 at the Annual Shareholders' Meeting and of the Board of Directors’ Meetings.

On June 1, 2010, two new stock option plans were issued by the Company for granting of a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40% and risk-free interest rate at 9.39%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

15. Equity--continued

15.3   Stock option plans—continued

(iii)   AUSA--continued

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2010		2009
	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais
Options outstanding at the beginning of the year	1,557	6,469,28	2,138	6,843,52
Options granted	738	10,477,60	-	-
Options exercised	(46)	7,612,44	(402)	7,610,23
Options forfeited /sold	(317)	7,612,44	(179)	8,376,94
Options outstanding at the end of the year	1,932	8,012,12	1,557	6,469,28

The dilution percentage at December 31, 2010 stood at 0.0003%, corresponding to earnings per share after dilution of R$750.8956 (R$750.8978 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$ 969 in the year ended December 31, 2010 (R$ 428 in 2009).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

16. Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the year ended December 31, 2010 and that of December 31, 2009 is as follows:

	Consolidated
	12/31/2010	12/31/2009
		(restated)
Profit before income tax and social contribution, and statutory interests	508,310	210,952
Income tax calculated at the applicable rate – 34%	(172,825)	(71,724)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	110,604	48,703
Tax losses carryforwards (utilized)	1,344	183
Stock option plan	(4,394)	(4,905)
Other permanent differences	1,569	(10,069)

Unrecorded tax assets	24,803	-
Total current and deferred tax expenses	(38,899)	(37,812)

(ii)     Deferred income tax and social contribution

Deferred income tax and social contribution are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

The Company recognized tax assets on losses on income tax and social contribution carryforwards for prior years, which do not have maturity term, and which offset is limited to 30% of annual taxable profit, as it is probable that the taxable profit is available for offsetting temporary differences.

The carrying amount of a deferred tax asset is periodically reviewed, and the projections are annually reviewed, in case there are significant factors that may modify the projections, the latter having been reviewed during the year by the Company and approved by the Fiscal Council.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

16. Deferred income tax and social contribution--continued

(ii)   Deferred income tax and social contribution--continued

       Deferred income tax and social contribution are from the following sources:

	Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009
Assets		(restated)	(restated)		(restated)	(restated)
Provisions for contingencies and other temporary differences	113,827	125,369	83,834	168,251	153,797	92,001
Income tax and social contribution loss carryforwards	27,210	9,573	10,684	162,081	113,847	76,640
Tax credits from downstream acquisition	-	3,114	6,227	7,472	13,644	21,611
	141,037	138,056	100,745	337,804	281,288	190,252

Liabilities
Negative goodwill	90,101	85,896	75,860	90,101	85,896	75,860
Temporary differences	10,458	23,628	18,122	20,104	26,601	18,122
Differences between income taxed on cash basis and recorded on an accrual basis	65,453	77,338	62,732	314,204	264,053	202,743
	166,012	186,862	156,714	424,409	376,550	296,725

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Brazilian IRS (SRF) Revenue Procedure No. 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the conclusion of the corresponding projects.

Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards in the amount of R$9,804, which are under the taxable profit regime, and do not have a history of taxable profit over the last three years, except in the subsidiary Tenda.

Management considers that deferred tax assets arising from temporary differences will be realized as the contingencies and events are settled.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

16. Deferred income tax and social contribution--continued

(ii)   Deferred income tax and social contribution--continued

Based on estimated future taxable profit of Gafisa, the expected recovery of the deferred income tax and social contribution loss carryforwards of the Company and it subsidiary, Tenda, is:

	Company	Consolidated
2011	-	6,597
2012	-	16,785
2013	-	23,011
2014	7,937	31,282
2015	10,394	40,965
Other	8,879	43,441
Total	27,210	162,081

17. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company’s and its subsidiaries operations are subject to the risk factors described below:

(i) Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

17. Financial instruments --Continued

(i)  Risk considerations--continued

a)    Credit risk--continued

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of December 31, 2010, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.

In 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

In the year ended December 31, 2009, the amount of R$ 1,234 related to the net positive result from the swap operations of currency and interest rates was recognized in financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet. The swap transactions described below were settled in the year ended December 31, 2009:

	Reais	Percentage
Rate swap contracts - (US Dollar and Yen for CDI)	Nominal Value	Original Index	Swap
Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105 CDI
Banco Votorantim S.A.	100,000	Dollar + 7	104 CDI
	200,000

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions in 2009.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

17. Financial instruments--continued

(i)  Risk considerations--continued

c)    Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimization of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries.

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Year ended December 31, 2010	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	797,903	365,078	247,197	-	1,410,178
Debentures	26,532	995,114	858,285	-	1,879,931
Suppliers	190,461	-	-	-	190,461
	1,014,896	1,360,192	1,105,482		3,480,570

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

17. Financial instruments - continued

(i)  Considerations on risks--continued

d)    Liquidity risk--continued

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value are observable, direct or indirectly.

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the year ended December 31, 2010, is as follows:

	Company			Consolidated
	Fair value classification
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents	-	35,568	-	-	84,046	-
Securities	-	491,295	-	-	944,766	-

In the year ended December 31, 2010, there were not any transfers between the levels 1 and 2 fair value valuation, nor transfers between levels 3 and 2 fair value valuation. As permitted by IFRS1/CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

17. Financial instruments - continued

(ii) Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

b)    Fair value measurement--continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The amounts of cash and cash equivalents, marketable securities, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

See below the carrying amounts and fair values of financial assets and liabilities at December 31, 2010.

	Consolidated
		2010		2009		01/01/2009
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)		(restated)
Financial assets
Cash and cash equivalents	256,382	256,382	292,940	292,940	191,443	191,443
Marketable securities	944,766	944,766	1,131,113	1,131,113	414,059	414,059
Trade accounts teceivable, net current portion	3,159,459	3,159,459	2,008,464	2,008,464	1,254,594	1,254,594
Trade accounts receivable, net non-current portion	2,111,929	2,111,929	1,768,182	1,768,182	863,950	863,950

Financial liabilities
Loans and financing	1,410,178	1,412,053	1,203,755	1,204,157	1,048,176	1,048,176
Debentures	1,879,931	1,890,299	1,918,377	1,932,646	503,945	503,945
Materials and service suppliers	190,461	190,461	194,331	194,331	112,900	112,900

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

17. Financial instruments - continued

(iii)  Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s businesses and maximize the value to shareholders.

The Company controls its capital structure making adjustments to the current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans, issue debentures.

There were no changes in objectives, policies or procedures during the years ended December 31, 2010 and 2009.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009
		(restated)	(restated)		(restated)	(restated)
Loans and financing (Note 10)	897,003	839,378	641,789	1,410,177	1,203,755	1,048,176
Debentures (Note 11)	1,267,496	1,307,121	503,945	1,879,931	1,918,377	503,945
Payables to venture partners (Note 12)	300,000	300,000	300,000	380,000	300,000	300,000
(-) Cash and cash equivalents and marketable securities	(557,387)	(773,479)	(172,127)	(1,201,148)	(1,424,053)	(605,502)
Net debt	1,907,112	1,673,020	1,273,607	2,468,960	1,998,079	1,246,619
Equity	3,722,235	2,325,634	1,724,219	3,783,669	2,384,181	2,195,621
Equity and net debt	5,629,347	3,998,654	2,997,826	6,252,629	4,382,260	3,442,240

(iv) Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Company. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

17. Financial instruments --continued

(iv) Sensitivity analysis--continued

At December 31, 2010, the Company has the following financial instruments:

a)  Financial investments, loans and financing, and debentures linked to the Interbank Deposit Certificate (CDI)

b)  Loans and financing and debentures linked to the Referential Rate (TR)

c)  Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC)

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing

Scenario II:  Possible – 25% increase/decrease in the risk variables used for pricing

Scenario III:  Remote – 50% decrease in the risk variables used for pricing

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Management. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

17. Financial instruments--continued

(iv)  Sensitivity analysis--continued

As of December 31, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	41,219	(20,609)	20,609	(41,219)
Loans and financing	High/drop of CDI	(31,913)	15,956	(15,956)	31,913
Debentures	High/drop of CDI	(31,785)	15,892	(15,892)	31,785

Net effect of CDI variation		(22,479)	11,239	(11,239)	22,479

Loans and financing	High/drop of TR	(6,151)	3,076	(3,076)	6,151
Debentures	High/drop of TR	(10,177)	5,089	(5,089)	10,177

Net effect of TR variation		(16,328)	8,165	(8,165)	16,328

Loans and financing	High/drop of IPCA	(334)	167	(167)	334
Net effect of IPCA variation		(334)	167	(167)	334

Customers	High/drop of INCC	113,759	(56,880)	56,880	(113,759)
Inventory	High/drop of INCC	56,323	(28,161)	28,161	(56,323)

Net effect of INCC variation		170,082	(85,041)	85,041	(170,082)

As of December 31, 2009:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	46,885	(23,443)	23,443	(46,885)
Loans and financing	High/drop of CDI	(29,407)	14,703	(14,703)	29,407
Debentures	High/drop of CDI	(28,308)	14,154	(14,154)	28,308

Net effect of CDI variation		(10,830)	5,414	(5,414)	10,830

Loans and financing	High/drop of TR	(1,469)	734	(734)	1,469
Debentures	High/drop of TR	(3,871)	1,936	(1,936)	3,871

Net effect of TR variation		(5,340)	2,670	(2,670)	5,340

Customers	High/drop of INCC	31,516	(15,758)	15,758	(31,516)
Inventory	High/drop of INCC	20,907	(10,454)	10,454	(20,907)

Net effect of INCC variation		52,423	(26,212)	26,212	(52,423)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

18. Related parties

18.1   Balances with related parties

The balances between the parent and controlled companies are realized under conditions and prices established between the parties.

Current account	Company		Consolidated
Condominium and Consortia	2010	2009	2010	2009
Alpha 4	(2,306)	(2,260)	(2,306)	(2,260)
Consórcio Ezetec & Gafisa	12,159	24,289	12,159	24,289
Consórcio Ezetec Gafisa	3,919	(8,217)	3,919	(8,217)
Cond Constr Empr Pinheiros	2,693	3,064	2,693	3,064
Condomínio Parque da Tijuca	(1,130)	(347)	(1,130)	(347)
Condomínio em Const. Barra Fir	934	(46)	934	(46)
Civilcorp	(245)	4,602	(245)	4,602
Condomínio do Ed. Barra Premiu	1,438	105	1,438	105
Consórcio Gafisa Rizzo	(2,407)	(794)	(2,407)	(794)
Evolucao Chacara das Flores	9	7	9	7
Condomínio Passo da Patria II	563	569	563	569
Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
Alpha 3	302	(2,611)	302	(2,611)
Condomínio Iguatemi	3	3	3	3
Consórcio Quintas Nova Cidade	36	36	36	36
Consórcio Ponta Negra	7,978	2,488	7,978	2,488

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

18. Related parties--continued

18.2   Transactions with related parties

Current account	Company		Consolidated
Condominium and Consortia	2010	2009	2010	2009
Consórcio SISPAR & Gafisa	8,251	8,075	8,251	8,075
Cd. Advanced Ofs Gafisa-Metro	(1,903)	(1,027)	(1,903)	(1,027)
Condomínio ACQUA	(2,180)	(3,894)	(2,180)	(3,894)
Cond.Constr.Living	(1,889)	(1,790)	(1,889)	(1,790)
Consórcio Bem Viver	2,648	(361)	2,648	(361)
Cond. Urbaniz. Lot Quintas Rio	(8,708)	(4,836)	(8,708)	(4,836)
Cond.Constr. Homem de Melo	85	83	85	83
Consórcio OAS Gafisa - Garden	(4,188)	(2,375)	(4,188)	(2,375)
Cond. de const. La Traviata	(1,395)	(540)	(1,395)	(540)
Cond. Em Constr LACEDEMONIA	34	57	34	57
Evolucao New Place	(436)	(673)	(436)	(673)
Consórcio Gafisa Algo	678	722	678	722
Columbia Outeiro dos Nobres	(103)	(153)	(103)	(153)
Evolucao - Reserva do Bosque	14	12	14	12
Evolucao Reserva do Parque	49	53	49	53
Consórcio Gafisa&Bricks	44	656	44	656
Cond.Constr. Fernando Torres	136	136	136	136
Cond de Const Sunrise Reside	252	354	252	354
Evolucao Ventos do Leste	146	117	146	117
Consórcio Quatro Estações	(279)	(1,328)	(279)	(1,328)
Cond em Const Sampaio Viana	972	951	972	951
Cond. Constr Monte Alegre	1,430	1,456	1,430	1,456
Cond. Constr.Afonso de Freitas	1,654	1,675	1,654	1,675
Consórcio New Point	4,599	1,182	4,599	1,182
Evolução - Campo Grande	566	612	566	612
Condomínio do Ed Oontal Beach	(1,683)	(817)	(1,683)	(817)
Consórcio OAS Gafisa - Garden	3,484	2,110	3,484	2,110
Cond Constr Infra Panamby	(1,429)	(145)	(1,429)	(145)
Condomínio Strelitzia	(1,899)	(1,035)	(1,899)	(1,035)
Cond Constr Anthuriun	1,433	2,194	1,433	2,194
Condomínio Hibiscus	629	2,675	629	2,675
Cond em Constr Splendor	(1,856)	1,813	(1,856)	1,813
Condomínio Palazzo	(4,015)	(1,504)	(4,015)	(1,504)
Cond Constr Doble View	(7,765)	(3,937)	(7,765)	(3,937)
Panamby - Torre K1	(538)	318	(538)	318
Condomínio Cypris	(3,122)	(1,793)	(3,122)	(1,793)
Cond em Constr Doppio Spazio	(4,447)	(2,592)	(4,447)	(2,592)
Consórcio Res. Sta Cecília	11,492	9,441	11,492	9,441
Consórcio Planc e Gafisa	-	798	-	798
Consórcio Gafisa&Rizzo (susp)	491	1,649	491	1,649
Consórcio Gafisa OAS - Abaeté	(14,318)	34,121	(14,318)	34,121
Cond do Clube Quintas do Rio	1	1	1	1
Cons OAS-Gafisa Horto Panamby	(20,322)	(14,864)	(20,322)	(14,864)
Consórcio OAS e Gafisa – Horto Panamby	25,610	5,845	25,610	5,845
Consórcio Ponta Negra – Ed Marseille	(11,007)	(6,142)	(11,007)	(6,142)
Consórcio Ponta Negra – Ed Nice	(5,909)	(3,505)	(5,909)	(3,505)
Manhattan Square	4,063	2,841	4,063	2,841
Cons. Eztec Gafisa Pedro Luis	10,055	(11,925)	10,055	(11,925)
Consórcio Planc Boa Esperança	(498)	1,342	(498)	1,342
Consórcio OAS e Gafisa – Tribeca	(20,853)	(15,042)	(20,853)	(15,042)
Consórcio OAS e Gafisa – Soho	25,803	16,701	25,803	16,701
Consórcio Gafisa	(77)	(77)	(77)	(77)
Consórcio Ventos do Leste	-	(1)	-	(1)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

18. Related parties--continued

18.2   Transactions with related parties--continued

	Company		Consolidated
	2010	2009	2010	2009

Allegro	2,800	-	2,800	-
Bairro Novo Cotia	4,738	9,506	4,738	9,506
Bairro Novo Camaçari	1,500	1,259	1,500	1,259
Total condominium and consortia (d)	16,767	49,270	16,767	49,270

Purchase/sale of interest
SPE Cotia – Construtora Tenda (a)	45,127	45,127	-	-
Gafisa SPE 10 S.A.	(891)	7,508	(891)	7,508
Gafisa Vendas I.Imob Ltda.	(427)	2,384	(427)	2,384
Cipesa (b)	(25,000)	(25,000)	(25,000)	(25,000)
Other	-	(351)	-	(351)
	18,809	29,668	(26,318)	(15,459)

Current account – SPEs
Alphaville Urbanismo S.A.	-	-	8,111	-
Construtora Tenda	11,989	(3,897)	15,709	-
Bairro Novo Emp Imob S.A.	773	1,968	-	-
Cipesa Empreendimentos Imobil.	(384)	252	(384)	(650)
The House	84	80	84	-
Gafisa SPE 46 Empreend. Imob. Ltda.	(1,663)	8,008	3,894	225
Gafisa SPE 40 Empreend. Imob. Ltda.	1,042	1,028	184	290
Vistta Ibirapuera	(165)	1,073	(165)	-
Blue II Plan. Prom e Venda Lt	4,317	(8,048)	-	(6,295)
Saí Amarela S/A	(534)	(1,079)	(267)	199
Gafisa SPE-49 Empreend. Imob. Ltda.	2,788	2,785	-	(2,787)
London Green	9	9	-	-
Gafisa SPE-35 Empreend. Imob. Ltda.	36	8	-	(1,387)
Gafisa SPE 38 Empreend. Imob. Ltda.	(6,892)	4,816	109	-
LT Incorporadora SPE Ltda.	(1,357)	1,081	-	(513)
Res. das Palmeiras Inc. SPE Ltda.	434	745	(378)	501
Gafisa SPE 41 Empr.Imob. Ltda.	(19,739)	(3,198)	226	-
Dolce VitaBella Vita SPE S.A.	176	165	67	(133)
Saíra Verde Empreend. Imob. Ltda.	166	166	743	577
Gafisa SPE 22 Ltda.	(3,486)	872	-	(272)
CSF Prímula	-	(79,410)	-	-
Gafisa SPE 39 Empreend. Imob. Ltda.	(534)	(1,970)	478	1,722
CSF Santtorino	149	147	149	-
DV SPE S.A.	(578)	(578)	(571)	7
Gafisa SPE 48 Empreend. Imob. Ltda.	2,299	(233)	460	1,260
Gafisa SPE-53 Empreend. Imob. Ltda.	(724)	(65)	(440)	35
Jardim II Planej. Prom. Vda. Ltda.	4,413	6,156	-	(9,152)
Gafisa SPE 37 Empreend. Imob. Ltda.	(3,447)	4,951	(48)	(5,555)
Gafisa SPE-51 Empreend. Imob. Ltda.	488	(9)	154	829
Gafisa SPE 36 Empreend. Imob. Ltda.	10,826	38,157	-	-

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

18. Related parties--continued

18.2   Transactions with related parties--continued

	Company		Consolidated
	2010	2009	2010	2009
Gafisa SPE 47 Empreend. Imob. Ltda.	65	333	79	(2)
Sunplace SPE Ltda.	(2,223)	(191)	-	606
Sunplaza Personal Office	(21)	10,316	-	-
Sunshine SPE Ltda.	(244)	1,474	(316)	(562)
Gafisa SPE 30 Empreend. Imob. Ltda.	(13,254)	5,080	219	(5,721)
Gafisa SPE-50 Empr. Imob. Ltda.	(588)	(724)	(121)	736
Tiner Campo Belo Empreend. Imob. Ltda.	572	(30,944)	315	(174)
Gafisa SPE-33 Empreend. Imob. Ltda.	(2,314)	3,105	-	(685)
Jardim I Planej. Prom. Vda. Ltda.	(1,508)	5,338	-	889
Verdes Praças Inc.Imob. SPE Ltda.	(24,632)	(22,656)	(49)	-
Gafisa SPE 42 Empreend. Imob. Ltda.	6,939	3,206	(109)	(168)
Península I SPE SA	(2,483)	(1,548)	(109)	457
Península 2 SPE SA	4,670	4,778	809	(3,914)
Blue I SPE Empreend. Imob. Ltda.	725	5,434	86	(2,846)
Blue II Plan Prom e Venda Lt	(6)	(6)	(6)	-
Blue II Plan Prom e Venda Lt	206	120	206	-
Gafisa SPE-55 Empr. Imob. Ltda.	2,925	381	473	(349)
Gafisa SPE 32 Empreend. Imob. Ltda.	21	(1,667)	5	(119)
Cyrela Gafisa SPE Empreend. Imob. Ltda.	(118)	2,984	-	-
Unigafisa Part SCP	68,773	34,175	9,573	490
Villagio Panamby Trust SA	(1,400)	(547)	37	205
Diodon Participações Ltda.	(13,197)	(5,670)	-	-
Diodon Participações Ltda.	112	131	112	-
Gafisa SPE 44 Empreend. Imob. Ltda.	404	1,536	453	50
Spazio Natura Emp. Imob. Ltd	7	-	7	-
Dep Jose Lages Emp Imob S	177	-	177	-
Gafisa SPE 65 Empreend. Imob. Ltda.	845	32	56	(74)
Gafisa SPE 77 Empreend. Imob. Ltda.	-	(2,967)	-	-
Gafisa SPE-72 Empreend. Imob. Ltda.	1,457	-	412	-
Gafisa SPE-52 E. Imob. Ltda.	-	1,462	(19)	(3)
Grand Park Árvores - FASE 1	-	1,412	(37)	(7)
Gafisa SPE-32 Empreend. Imob. Ltda.	2,220	2,220	-	-
Terreno Ribeirão / Curupira	1,359	1,352	-	-
Edif Nice	(184)	(183)	(89)	-
Gafisa SPE-71 Empreend. Imob. Ltda.	(52)	67	(359)	(258)
Zildete	616	1,382	-	-
Clube Baiano de Tênis	(351)	314	(351)	-
Gafisa SPE-73 Empreend. Imob. Ltda.	2	1	(44)	-
Gafisa SPE 69 Empreend. Imob. Ltda.	4,267	3,813	-	-
Gafisa SPE 43 Empreend. Imob. Ltda.	5	5	5	-
Gafisa SPE-74 Empreend. Imob. Ltda.	2,390	1,770	1,370	(2,277)
Gafisa SPE 59 Empreend. Imob. Ltda.	3	3	(12)	(5)
Gafisa SPE 68 Empreend. Imob. Ltda.	26	204	1	(21)
Gafisa SPE-76 Emp Imob Ltda.	22	22	6	(33)
Gafisa SPE-77 Emp Imob Ltda.	47	3,335	-	(47)
Gafisa SPE-78 Emp Imob Ltda.	292	152	1	(144)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

18. Related parties--continued

18.2   Transactions with related parties--continued

	Company		Consolidated
	2010	2009	2010	2009
Gafisa SPE-79 Emp Imob Ltda.	24	4	1	(3)
Gafisa SPE 70 Empreend. Imob. Ltda.	800	5	54	(746)
Gafisa SPE 61 Empreend. Imob. Ltda.	(150)	(150)	(168)	(18)
Soc.em Cta de Particip. Gafisa	-	(878)	-	-
Gafisa SPE-75 Emp Imob Ltda.	357	356	-	(355)
Gafisa SPE-80 Emp Imob Ltda.	8	2	-	(2)
Gafisa SPE-85 Emp Imob Ltda.	642	(246)	128	(265)
Gafisa SPE-86 Emp Imob Ltda.	-	17	-	(14)
Gafisa SPE-81 Emp Imob Ltda.	(9,946)	-	-	-
Gafisa SPE-82 Emp Imob Ltda.	2	-	-	-
Gafisa SPE-83 Emp Imob Ltda.	2,749	492	-	(400)
Gafisa SPE-87 Emp Imob Ltda.	877	1,456	-	(52)
Gafisa SPE-88 Emp Imob Ltda.	(4,014)	(66)	(112)	66
Gafisa SPE-89 Emp Imob Ltda.	(19,439)	(3,884)	(2)	-
Gafisa SPE-90 Emp Imob Ltda.	2,816	328	(129)	(280)
Gafisa SPE-84 Emp Imob Ltda.	(11,181)	(5,216)	318	-
Gafisa SPE-91 Emp Imob Ltda.	13,422	247	13,422	(188)
Angelo Agostini	979	151	181	1
Gafisa SPE-92 Emp Imob Ltda.	281	110	162	(109)
Gafisa SPE-93 Emp Imob Ltda.	2,679	8	-	-
Gafisa SPE-94 Emp Imob Ltda.	3,096	8	-	-
Gafisa SPE-95 Emp Imob Ltda.	1,095	8	-	-
Gafisa SPE-96 Emp Imob Ltda.	1,657	8	-	-
Gafisa SPE-97 Emp Imob Ltda.	2,353	9	-	-
Gafisa SPE-98 Emp Imob Ltda.	2,246	8	-	-
Gafisa SPE-99 Emp Imob Ltda.	2,347	8	-	-
Gafisa SPE-103 Emp Imob Ltda.	2,453	8	-	-
Sítio Jatiúca SPE Empreend. Imob. Ltda.	3,346	3,360	8,579	-
Deput. José Lajes Empreend. Imob. Ltda.	37	36	37	-
Alta Vistta Empreend. Imob. Ltda.	234	372	1,636	-
OAS City Park Brotas Empreend. Imob. Ltda.	231	268	(319)	-
Reserva Spazio Natura	3	3	3	(210)
City Park Acupe Empreend. Imob. Ltda.	-	429	-	-
Gafisa SPE-106 Empr Imob Ltda.	7,317	-	-	-
Gafisa SPE-107 Empr Imob Ltda.	(1,439)	-	-	-
Gafisa SPE-109 Empr Imob Ltda.	634	-	45	-
Gafisa SPE-110 Empr Imob Ltda.	2,517	-	1	-
Gafisa SPE-112 Empr Imob Ltda.	7,282	-	1	-
Gafisa SPE-111 Empr Imob Ltda.	767	-	166	-
API SPE28 - Plan e Desenv.	325	-	11	-
API SPE29 - Plan e Desenv.	105	-	-	-
Jardins da Barra Des. Imob.	4,891	-	-	-
Gafisa SPE-114 Empr Imob Ltda.	(343)	-	1	-
Gafisa SPE-115 Empr Imob Ltda.	(355)	-	1	-
Apoena SPE Empr Imob.	1,466	-	-	-
Alphaville Barra da Tijuca	1,143	(338)	1,209	(27)
City Park Exclusive	-	534	-	-
Mario Covas SPE Empreend. Imob. Ltda.	40	40	-	-
Imbui I SPE Empreend. Imob. Ltda.	1	1	-	-
Acédio SPE Empreend. Imob. Ltda.	1	1	-	-
Maria Ines SPE Empreend. Imob. Ltda.	1	1	-	-
Gafisa SPE 64 Empreend. Imob. Ltda. I	1	1	-	-
FIT Jd Botanico SPE Empreend. Imob. Ltda.	1	1	-	-
Cipesa Empreend. Imob. Ltda.	12	12	-	(12)
Total SPEs (e)	61,429	328	66,122	(37,689)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

18. Related parties--continued

18.2   Transactions with related parties--continued

Third party’s works
Camargo Corrêa Des.Imob SA	895	917	895	917
Genesis Desenvol Imob S/A	(264)	(216)	(264)	(216)
Empr. Icorp. Boulevard SPE LT	46	56	46	56
Cond. Const. Barra First Class	-	31	-	31
Klabin Segall S.A.	582	532	582	532
Edge Incorp.e Part.LTDA	146	146	146	146
Multiplan Plan. Particip. e Ad	100	100	100	100
Administ Shopping Nova America	-	90	-	90
Ypuã Empreendimentos Imob	453	200	453	200
Cond.Constr. Jd Des Tuiliere	(82)	(124)	(82)	(124)
Rossi AEM Incorporação Ltda	3	3	3	3
Patrimônio Constr.e Empr.Ltda	355	307	355	307
Camargo Corrêa Des.Imob SA	329	(46)	329	(46)
Cond Park Village	(107)	(88)	(107)	(88)
Boulevard0 Jardins Empr Incorp	(6,397)	(89)	(6,397)	(89)
Rezende Imóveis e Construções	(54)	809	(54)	809
São José Constr e Com Ltda	775	543	775	543
Condomínio Civil Eldorado	335	276	335	276
Tati Construtora Incorp Ltda	293	286	293	286
Columbia Engenharia Ltda	431	431	431	431
Civilcorp Incorporações Ltda	8	4	8	4
Waldomiro Zarzur Eng. Const.Lt	1,818	1,801	1,818	1,801
Rossi Residencial S/A	431	431	431	431
RDV 11 SPE LTDA.	(781)	(749)	(781)	(749)
Jorges Imóveis e Administrações	(433)	1	(433)	1
Camargo Corrêa Des.Imob SA	(261)	(661)	(261)	(661)
Camargo Corrêa Des.Imob SA	(215)	(323)	(215)	(323)
Patrimônio Const Empreend Ltda.	155	155	155	155
Alta Vistta Maceio (Controle)	1	1	1	1
Forest Ville (OAS)	753	814	753	814
Garden Ville (OAS)	244	278	244	278
JTR - Jatiuca Trade Residence	(1)	4,796	(1)	4,796
Acquarelle (Controle)	637	81	637	81
Riv Ponta Negra - Ed Nice	2,253	1,834	2,253	1,834
Palm Ville (OAS)	1,751	343	1,751	343
Art Ville (OAS)	406	322	406	322
Oscar Freire Open View	(190)	(464)	(190)	(464)
Open View Galeno de Almeida	(61)	(207)	(61)	(207)
Conj Comercial New Age	8,713	4,646	8,713	4,646
Carlyle RB2 AS	(1,446)	(4,041)	(1,446)	(4,041)
Partifib P. I. Fiorata Lt	29	(430)	29	(430)
Spazio Vita	6,692	-	6,692	-
Other	282	(1,196)	283	(1,196)
Total third-party’s works (c)	18,624	11,600	18,625	11,600

Grand total (e)	115,629	90,866	75,196	7,722

(a)     Refers to the transfer of units of interest from the subsidiary Cotia to Tenda (see Note 7).

(b)     Refers to the purchase of 70% interest in the subsidiary Cipesa (see Note 8).

(c)     Refers to operations in third-party’s works.

(d)     Refers to transactions between the consortium leader and partners and condominiums.

(e)     The nature of the operations with related parties is described in Note 7.

According to Note 7, in 2010 the recognized financial income from interest on loans amounted to R$2,007 in the Company (2009 – R$732).

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

18. Related parties--continued

18.2   Transactions with related parties--continued

The information regarding with management’s  transactions and compensation are described in Note 20.

18.3   Endorsements, guaranties and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provide guaranties for its partners in the amount of R$1,443,637 at December 31, 2010.

19. Net operating revenue

	Company		Consolidated
	2010	2009	2010	2009
		(restated)		(restated)
Gross operating revenue
Real estate development, sale and barter transactions	1,337,110	1,183,058	4,005,545	3,096,881
Construction services	30,007	44,891	24,289	47,999
Taxes on services and revenues	(134,241)	(42,553)	(308,974)	(122,534)
Net operating revenue	1,232,876	1,185,396	3,720,860	3,022,346

20. Financial income

	Company		Consolidated
	2010	2009	2010	2009
		(restated)		(restated)
Income from financial investments	84,231	24,956	107,225	64,322
Financial income on loan	2,007	732	3,074	1,144
Other interest income	2,921	1,768	7,009	2,688
Other financial income	1,026	-	10,777	16,411
Derivative transactions	-	45,001	-	45,001
Financial income	90,185	72,457	128,085	129,566

Interest on funding, net of capitalization	(87,320)	(99,831)	(149,056)	(153,352)
Amortization of debenture cost	(2,947)	(1,144)	(6,560)	(1,144)
Payables to venture partners	-	-	(29,432)	(30,178)
Banking expenses	(3,564)	(4,317)	(10,441)	(5,407)
Other financial expenses	(12,729)	(6,324)	(14,714)	(3,781)
Derivative transactions	-	(46,710)	-	(46,710)
Financial expenses	(106,560)	(158,326)	(210,203)	(240,572)

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

21. Transactions with the management and employees

(i)    Management’s compensation

       In 2010, the amounts recorded in general and administrative expenses related to the compensation of the Company’s key management personnel are as follows:

	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	6	3	5	14
Annual fixed compensation (in R$)	955	137	2,820	3,912
Salary / Fees	955	137	2,630	3,722
Direct and indirect benefits	-	-	190	190
Other	-	-	-	-
Variable compensation (in R$)	-	-	5,250	5,250
Bonus	-	-	5,250	5,250
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	3,787	3,787
Monthly compensation (in R$)	80	11	988	1,079
Total compensation	955	137	11,857	12,949

The annual aggregate amount to be distributed among the Company’s key management personnel for 2010 as fixed and variable compensation is R$ 9,782 according to the Annual Shareholders’ Meeting held on October 14, 2010.

(ii)   Sales

As of December 31, 2010 the total sales per unit sold to the management is R$9,589 (R$4,888 in 2009) and total receivables is R$9,842 (R$4,543 in 2009).

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of December 31, 2010, the Company recorded a provision for profit sharing amounting to R$ 15,234 in the Company balance (R$ 21,495 in 2009) and R$ 36,612 in consolidated balance (R$ 28,237 in 2009) under the heading general and administrative expenses.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

22. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. The risk assumptions made are not included in the scope of the review of quarterly information. Accordingly, they were not audited by our independent public accountants.

The chart below shows coverage by insurance policy and respective amounts at December 31, 2010:

Insurance type	Coverage in thousands of R$
Engineering risks and completion guarantee	2,873,500
Policy outstanding	240,000
Directors & Officers liability insurance	115,000
3,228,500

23. Earnings per share

In accordance with CPC 41, the Company shall present basic and diluted earnings per share. The comparison data of basic and diluted earnings per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

As mentioned in Note 1, on February 22, 2010, the split of our common shares was approved at the ratio of one share to two new shares issued, increasing the number of shares  to 334,154,274 from 167,077,137. All information related to the number of shares was retrospectively adjusted in order to reflect the split of shares of February 22, 2010.

When the exercise price for the purchase of shares is higher than the market price of shares, the diluted earnings per share are not affected by the stock option. According to CPC 41, dilutive potential shares are not considered when there is a loss, because that would have antidilutive effect. For the year ended December 31, 2010, 0.77% of dilutive potential shares was not considered.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

23. Earnings per share – continued

The following table shows the calculation of basic and diluted earnings per share.

	2010	2009

Basic numerator
Proposed dividends	98,812	50,716
Undistributed earnings	317,238	51,024
Undistributed earnings, available for the holders of common shares	416,050	101,740

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	412,434	267,174

Basic earnings per share – R$	1.0088	0.3808

Diluted numerator
Proposed dividends	98,812	50,716
Undistributed earnings	317,238	51,024

Undistributed earnings, available for the holders of common shares	416,050	101,740

Diluted denominator (in thousands of shares)
Weighted average number of shares (i)	412,434	267,174
Stock options	3,198	-

Weighted average number of shares (i)	415,632	267,174

Diluted earnings per share – R$	1.0010	0.3780

(i)      All amounts were retrospectively adjusted to reflect the split of shares approved at the shareholders’ meeting of February 22, 2010.

24. Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, FIT Residencial, Bairro Novo and Tenda, the Company's management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

24. Segment information --continued

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

	Gafisa S.A. (i)	Tenda	AUSA	Total 2010
Net operating revenue	1,988,236	1,287,219	445,405	3,720,860
Operating costs	(1,477,751)	(905,629)	(251,176)	(2,634,556)

Gross profit	510,485	381,590	194,229	1,086,304

Gross margin - %	25.7	29.6	43.6	29.2

Depreciation and amortization	(19,224)	(13,588)	(1,004)	(33,816)
Financial expenses	(146,540)	(40,159)	(23,504)	(210,203)
Financial income	106,869	12,542	8,674	128,085
Tax expenses	(18,717)	(5,156)	(15,026)	(38,899)

Net income for the year	227,030	123,774	65,246	416,050

Customers (short and long term)	2,876,926	2,030,618	363,844	5,271,388
Inventories (short and long term)	1,323,170	556,757	187,239	2,067,166
Other assets	1,412,824	681,335	116,841	2,211,000

Total assets	5,612,920	3,268,710	667,924	9,549,554

Gafisa S.A.

Notes to financial statements--continued

December 31, 2010

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

24. Segment information—continued

	Gafisa S.A. (i)	Tenda	AUSA	Total 2009
	(restated)	(restated)	(restated)	(restated)
Net operating revenue	1,757,195	988,444	276,707	3,022,346
Operating cost	(1,297,036)	(671,629)	(175,097)	(2,143,762)

Net operating profit	460,159	316,815	101,610	878,584

Gross margin - %	26.2	32.1	36.7	29.1

Depreciation and amortization	(19,455)	(13,874)	(841)	(34,170)
Financial expenses	(191,926)	(35,679)	(12,967)	(240,572)
Financial income	92,946	32,042	4,578	129,566
Tax expenses	(7,915)	(21,929)	(7,968)	(37,812)

Net income for the year	39,304	38,670	23,766	101,740

Customers (short and long term)	2,338,464	1,203,001	235,181	3,776,646
Inventories (short and long term)	1,114,339	478,520	155,598	1,748,457
Other assets	1,415,385	695,357	100,864	2,211,606

Total assets	4,868,188	2,376,878	491,643	7,736,709

(i)   Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

25. Subsequent events

On March 10, 2011, in the subsidiary Tenda, the capital contribution was approved by using credits of R$210,304, related to the Future Capital Contributions carried out by the Company until December 31, 2010. The issue of 74,260 new book-entry common shares, with no par value, was fully subscribed for by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 03, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer